

ANNUAL REPORT
2003


iPayment Inc.
CardPayment Solutions
1st National Processing
Online Data Corp

ABOUT THE COVER

SMALL MERCHANTS ARE THE FOCUS OF iPAYMENT'S BUSINESS. THE TECHNOLOGY AND SERVICES iPAYMENT PROVIDES TO THESE MERCHANTS THROUGHOUT THE UNITED STATES INCREASES THE CONVENIENCE AND EFFICIENCY WITH WHICH THEY HANDLE CREDIT CARD PURCHASES BY THEIR CUSTOMERS.

ABOUT THE COMPANY

iPayment, Inc. is a provider of credit and debit card-based payment processing services to over 90,000 small merchants across the United States. iPayment's payment processing services enable merchants to process both traditional card-present, or "swipe," transactions, as well as card-not-present transactions, including transactions over the internet or by mail, fax or telephone.

2003 FINANCIAL HIGHLIGHTS

(in thousands, except per share data and charge volume)	YEARS ENDED DECEMBER 31, 2003	2002
Statement of Operations Data:		
Revenues	$ 226,052	$ 115,813
Income from operations	$ 27,214	$ 9,632
Net income (loss) allocable to common stockholders	$ 14,966	$ (2,009)
Earnings (loss) per common share:		
Basic	$ 1.14	$ (0.38)
Diluted	$ 1.02	$ (0.38)
Weighted average shares outstanding:		
Basic	13,131	5,254
Diluted	15,052	5,254
Financial and Other Data:		
Charge volume (in millions)	$ 6,478	$ 2,868

(in thousands)	DECEMBER 31, 2003	2002
Balance Sheet Data:		
Cash and cash equivalents	$ 733	$ 1,831
Total assets	201,943	116,981
Total long-term debt	60,599	70,688
Total stockholders' equity	123,834	13,519

TO OUR SHAREHOLDERS

iPayment achieved outstanding results for 2003. In our first year as a public company, we produced strong profitable growth, both through organic channels and acquisitions, which drove greater operating leverage. The critical operating mass gained during 2003 as well as the strengthened financial position resulting from our initial public offering (IPO) have positioned us well for further profitable growth over the next several years. Before addressing future prospects, we will review some of our team's achievements during 2003.


MERCHANT ACCOUNTS
(at year end)
[in thousands]
100
80
60
40
20
20
56
90
2001
2002
2003

2003 Highlights

Our revenues increased 95% for the year to $226.1 million from $115.8 million for 2002. Our revenue growth for the year reflects the expansion of our charge volume, to $6.5 billion for 2003 from $2.9 billion for 2002. Charge volume was driven by an increase in our merchant portfolio, to over 90,000 active accounts at the end of 2003 from 56,000 at the end of 2002, as well as by full-year revenues from the 36,000 net merchant accounts added during 2002. We are particularly pleased that organic revenue growth exceeded 20% in 2003. These top-line results reinforce the target established at the time of the IPO for 20% long-term annual growth in revenues, with 10% to 15% growth excluding acquisitions.

We also established long-term guidance at the time of the IPO for the Company's target annual range for its operating margin of 10% to 15% of revenues, with gradual improvement each year. We crossed into this range in 2003 with an operating margin of 11.5%, excluding a nonrecurring benefit of $1.3 million from a reduction in an earlier estimate for merchant losses. Our operating margin, including this nonrecurring benefit, was 12.0%.

Our business model is designed to scale easily, without significant increases in our fixed costs. We achieve this goal by outsourcing processing services to which we do not add material value and for which there is ample capacity from a wide variety of third-party providers. Because processing costs under certain of our contracts with these providers decline as transaction volumes increase, our substantial growth in 2003 produced significant economies of scale, reflected in lower processing costs of $0.21 per transaction for 2003 versus $0.26 per transaction for 2002.


REVENUES
[in millions]
$250
$200
$150
$100
$ 50
$39
$116
$226
2001
2002
2003

Larger economies of scale also led to greater efficiency at our operating centers in Los Angeles and Chicago. Total headcount declined to 256 at the end of 2003, from 268 at the end of 2002, despite the growth in merchants, charge volume and revenues. We manage two critical operations in-house – client service and risk management – core functions to which our expertise adds significant, proprietary value. Client service encompasses both customer service for merchants and support services for independent sales organizations (ISOs). Approximately three-quarters of our team are engaged in these operations, but our systems and procedures are in place, so incremental capacity is relatively inexpensive to add. As a result, our revenues per employee for 2003 increased 49% to $863,000 from $579,000 for 2002.

In addition to our substantial growth and profitability for 2003, we also significantly improved our financial position during the year. Our initial public offering in May raised over $75 million in net proceeds for iPayment, and we generated another $20 million in cash flow from operations for 2003. Despite acquisitions of $76 million during 2003, we completed the year with funded debt of $65 million, a lower level than the $78 million at the end of 2002. Stockholders' equity increased to $124 million in 2003 from $14 million in 2002. In early 2004, we expanded our revolving credit facility to $80 million, $34 million of which was borrowed as of March 31, 2004.

Outlook

We expect many of the key factors that contributed to our strong results for 2003 will continue to support our growth in 2004 and beyond. Of central importance, iPayment is built around people with extensive and successful experience in the payment processing industry, particularly in the small merchant segment that is our core market. We have a clear understanding of the opportunities and challenges before us in the small merchant market and an in-depth expertise regarding the best ways to address both. We believe our rapid growth into a leading provider in our market directly reflects the critical competitive advantage our veteran team gives iPayment.

iPayment also operates in an industry that has grown steadily for many years and that industry analysts expect will continue to expand for the foreseeable future. Our focus on the least penetrated segment in our industry should provide us with a relatively strong margin opportunity and less competition. In addition to the growth opportunity our small merchant market presents, we also benefit from significant stability in our existing merchant account base, with recurring annual revenues over 80%. High recurring revenues facilitate financial planning, allowing us to budget expense levels in proportion to revenues.


REVENUES
PER EMPLOYEE
$800
$700
$600
$500
$400
[in thousands]
$425
$579
$863
2001
2002
2003

Of course, there are reasons our core market is under-penetrated, including the difficulty of identifying, selling and servicing widely dispersed small merchants and managing the increased underwriting risks that their size can entail. But our business model, designed and implemented specifically to address the unique challenges of this market, has proven capable of navigating the same issues that can be formidable barriers to entry for others.

Our focus on treating the independent sales organization (ISO) as our first customer has helped develop an efficient means of adding new small merchant accounts. As of the end of 2003, we worked with about 650 ISOs, representing approximately 2,300 experienced sales people. This independent sales force produced over 2,500 new merchant account activations per month for iPayment in 2003 with a minimum investment in sales infrastructure and management on our part. We value our relationships with these entrepreneurs and work hard to provide them the same reliable service and support we give to our merchant customers. We believe that we have developed a reputation as a financially stable, ISO-friendly organization that should serve us well for years to come.

We expect to complement our organic growth with occasional, accretive acquisitions in the fragmented small merchant market. Since the beginning of 2002, we have acquired and integrated five growing businesses and several static portfolios of small merchant accounts. Our senior management team also brings a long track record of experience from dozens of such transactions prior to joining iPayment. Although our first priority is further development of organic growth opportunities, we approach acquisition properties on an opportunistic basis when they fit well with our company and the price is sensible.

The most significant acquisition we completed over the past two years closed in December of 2003, but did not contribute to revenues or cash flow until January of 2004. The acquisition consisted of a portfolio of agent bank agreements and merchant accounts from First Data Corp., representing approximately $4 billion in annual charge volume from approximately 18,000 small merchants. As part of the transaction, iPayment gained access to a new channel for growth through relationships with approximately 170 small agent banks. Another proven, yet underutilized avenue to the small merchant, these community banks are expected to continue generating new accounts not typically available through our ISO relationships.

Our confidence in our ability to achieve our growth targets is a reflection of our belief that we have the right business model and the right people to leverage the growth opportunities we see in our core markets. Our results for 2003 represented a strong first step for iPayment in its initial year as a public company, and, as your fellow stockholders, we are fully committed to continuing our forward progress toward further profitable growth and increased stockholder value.

Sincerely,

Gregory S. Daily
Chairman and
Chief Executive Officer



(in thousands, except per share data and charge volume)	Predecessor Company 1999	Predecessor Company Period from January 1, 2000 through July 19, 2000	iPayment, Inc. July 20, 2000 through December 31, 2000	iPayment, Inc. 2001	iPayment, Inc. 2002	iPayment, Inc. 2003
Statement of Operations Data:						
Revenues	$ 27,856	$ 12,870	$ 7,835	$ 38,889	$ 115,813	$ 226,052
Operating expenses:						
Interchange	7,740	3,632	2,777	15,805	51,844	114,255
Other costs of services	14,934	9,205	7,827	21,996	47,796	76,571
Selling, general and administrative	4,215	2,040	4,546	3,782	6,541	8,012
Total operating expenses	26,889	14,877	15,150	41,583	106,181	198,838
Income (loss) from operations	967	(2,007)	(7,315)	(2,694)	9,632	27,214
Other income (expense):						
Interest income (expense), net	197	(109)	(706)	(2,928)	(6,894)	(9,928)
Other	(796)	(15)	(397)	625	(3,221)	(265)
Total other expense	(599)	(124)	(1,103)	(2,303)	(10,115)	(10,193)
Income (loss) before income taxes	368	(2,131)	(8,418)	(4,997)	(483)	17,021
Income tax provision (benefit)	84	1	1	(107)	10	1,403
Net income (loss)	284	(2,132)	(8,419)	(4,890)	(493)	15,618
Preferred stock accretion	–	–	–	(874)	(1,516)	(652)
Net income (loss) allocable to common stockholders	$ 284	$ (2,132)	$ (8,419)	$ (5,764)	$ (2,009)	$ 14,966
Earnings (loss) per common share:						
Basic	$ 13.30	$ (94.23)	$ (12.63)	$ (1.41)	$ (0.38)	$ 1.14
Diluted	$ 13.30	$ (94.23)	$ (12.63)	$ (1.41)	$ (0.38)	$ 1.02
Weighted average shares outstanding						
Basic	21	23	666	4,101	5,254	13,131
Diluted	21	23	666	4,101	5,254	15,052
Financial and Other Data:						
Charge volume (in millions) (unaudited)[1]	$ 367	$ 175	$ 135	$ 802	$ 2,868	$ 6,478

(in thousands)	Predecessor Company 1999	iPayment, Inc. December 31, 2000	2001	2002	2003
Balance Sheet Data:					
Cash and cash equivalents	$ 18	$ 568	$ 290	$ 1,831	$ 733
Total assets	4,253	13,369	36,081	116,981	201,943
Long-term debt to related parties, net of current portion and discount	1,254	1,574	22,250	49,767	15,591
Long-term debt to unrelated parties, net of current portion and discount	1,253	1,302	6,276	20,921	45,008
Total long-term debt	2,507	2,876	28,526	70,688	60,599
Mandatorily redeemable convertible preferred stock	–	–	5,154	6,670	–
Total stockholders' equity (deficit)	$ (4,413)	$ (7,267)	$ (10,991)	$ 13,519	$ 123,834

[1] Represents the total dollar volume of all Visa and MasterCard transactions processed by our merchants, which is provided to us by our third party processing vendors.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the "Notes to Consolidated Financial Statements" for information regarding accounting changes, asset acquisitions and dispositions, litigation matters, and other costs and other items affecting comparability.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Financial Data" and our consolidated financial statements and related notes included elsewhere in this report. References in this section to "iPayment, Inc.," the "Company," "we," "us," and "our" refer to iPayment, Inc. and our direct and indirect subsidiaries on a consolidated basis unless the context indicates otherwise.

Executive Summary

Our strategy is to grow profitably by increasing our penetration of the expanding small merchant marketplace for payment services. We find these merchants through our ISO and agent bank channels of distribution and make occasional acquisitions on an opportunistic basis in this fragmented segment of the industry. Our operating results point to successful execution of this strategy during 2003. At December 31, 2003, we provided our payment services to over 90,000 small merchants, up from 56,000 at the end of 2002. Charge volume increased to $6,478 million in 2003 from $2,868 million in 2002, and revenues increased to $226.1 million in 2003 from $115.8 million in 2002. While revenues increased, our headcount declined, leading to an expansion in our operating margin.

Overview

We are one of the fastest growing providers of credit and debit card-based payment processing services to small merchants. As of December 31, 2003, including our acquisition of the agent bank portfolio of First Data Merchant Services, which did not contribute to our results of operations until January 1, 2004, we provided our services to over 90,000 active small merchants located across the United States. Our payment processing services enable our merchants to process both traditional card-present, or swipe transactions, as well as card-not-present transactions. A traditional card-present transaction occurs whenever a cardholder physically presents a credit or debit card to a merchant at the point-of-sale. Card-not-present transactions occur whenever the customer does not physically present a payment card at the point-of-sale and may occur over the Internet or by mail, fax or telephone.

Development of our Business

iPayment Technologies, Inc., was formed in 1992 as a California corporation. In July 2000, iPayment Technologies purchased assets from two former affiliates in exchange for the assumption of debt, $400,000 in cash, a $2.0 million note and the issuance of 2,314 shares of iPayment Technologies' common stock. We refer to this as the Caymas acquisition. In connection with the Caymas acquisition, Caymas, LLC purchased a majority interest in iPayment Technologies. We accounted for the Caymas acquisition as a purchase allocating its investment to the fair value of assets acquired and liabilities assumed and the excess basis allocated to goodwill. The Caymas acquisition was completed in order to transfer ownership of certain assets owned by former affiliates of iPayment Technologies, and to separate iPayment Technologies from its former affiliates.

In December 2000, iPayment Technologies implemented a restructuring plan, which resulted in a reduction in overhead costs and personnel. Expenses related to the restructuring included severance and future lease costs, write downs of fixed assets and leasehold improvements.

In February 2001, we were formed by the majority stockholders of iPayment Technologies under the name iPayment Holdings, Inc. as a holding company for iPayment Technologies and other card processing businesses. We then appointed Gregory Daily as our Chief Executive Officer and Chairman of the Board. In April 2001, we acquired a 94.63% interest in iPayment Technologies, and in July 2002, we acquired the remaining outstanding shares of iPayment Technologies, which then became our wholly owned subsidiary, in each case by issuing our shares to iPayment Technologies stockholders in exchange for iPayment Technologies shares.

In August 2002, we were reincorporated in Delaware under the name iPayment, Inc. and in May 2003 we completed an initial public offering of our common stock and listing on the Nasdaq National Market.

Acquisitions

Since January 2001, we have expanded our card-based payment processing services through the acquisition of seven businesses, five significant portfolios and several smaller portfolios of merchant accounts, as set forth below. These acquisitions have significantly impacted our revenues, results of operations, and financial condition. Primarily due to these acquisitions, our merchant portfolio base increased from approximately 7,000 active small merchants on January 1, 2001, to over 90,000 on December 31, 2003 (including our acquisition of the agent bank portfolio from First Data Merchant Services, which did not contribute to our results of operations until January 1, 2004). In addition, primarily due to these acquisitions, our revenues increased to $226.1 million for the year ended December 31, 2003 from $115.8 million for the year ended December 31, 2002. Income from operations improved to $27.2 million for 2003, from $9.6 million for 2002. Net income increased to $15.6 million for 2003 from a net loss of $0.5 million for 2002. Net cash provided by operating activities increased to $20.1 million for 2003 from net cash used of $9.0 million for 2002. The full impact of the acquisitions discussed below on our results of operations is not fully reflected in our historical results of operations due to the recent nature of these acquisitions and their varying stages of integration.

We expect our revenues, results of operations, and net cash provided by operating activities to continue to improve in 2004, as the full impact of these acquisitions is realized. If we engage in fewer acquisitions in the future, the revenues attributable to new acquisitions may decline as a percentage of our total revenues.

The following table lists each of the acquisitions that we have made since January 1, 2001.

Acquired Business or Significant Portfolio of Merchant Accounts	Date of Acquisition
Merchant processing portfolio of Electronic Check Processing, Inc.	January 2001
Merchant processing portfolio of E-Commerce Exchange, Inc.	February 2001
Merchant processing portfolio of Payment Processing, Inc.	May 2001
Merchant processing portfolio of American Credit Card Processing Corporation	May 2001
Merchant processing division of First Bank of Beverly Hills, F.S.B.	July 2001
1st National Processing, Inc.	August 2001
E-Commerce Exchange, Inc.	March 2002
OnLine Data Corp.	August 2002
First Merchants Bancard Services, Inc.	August 2002
CardSync Processing Inc.	September 2002
CardPayment Solutions, Inc.	August 2003
Agent bank portfolio from FDMS	December 2003

On January 12, 2001, we acquired a portfolio of merchant accounts originally sold by iPayment Technologies to Electronic Check Processing, and extinguished a note payable. The purchase price totaled $1.6 million of which $749,000 represented the fair value of the merchant processing portfolio and $826,000 represented the full extinguishment of a note payable and related accrued interest.

On February 16, 2001, we entered into an agreement to purchase a portfolio of merchant accounts from E-Commerce Exchange and to extinguish trade payables owed to E-Commerce Exchange under an agreement between E-Commerce Exchange and us. On April 12, 2001, we paid E-Commerce Exchange $3.1 million under the agreement in connection with two separate transactions: we extinguished a trade payable of $1.7 million and we acquired for $1.4 million the rights, title and interest in a merchant processing portfolio, which represented the fair market value of the portfolio as of the acquisition date, as determined by the present value of the estimated future cash flows. In connection with the agreement, E-Commerce Exchange dismissed a lawsuit filed against us, which related to amounts due to E-Commerce Exchange by us under a prior agreement. On March 19, 2002, we acquired the remaining assets of E-Commerce Exchange, as described below.

Prior to acquiring the portfolios of merchant accounts from Electronic Check Processing and E-Commerce Exchange, we had entered into merchant agreements with both companies to process each portfolio's transactions. As a result, we were already recognizing revenues from these portfolios when they were acquired. Therefore, the financial effect of each of these portfolio acquisitions was primarily the elimination of residuals paid to Electronic Check Processing and E-Commerce Exchange, which resulted in a decrease in our costs of services.

In May 2001, we acquired two merchant portfolios from unrelated independent sales groups, Payment Processing, Inc. and American Credit Card Processing Corporation. We paid $763,000 in cash for Payment Processing's portfolio and $5.5 million in cash for American Credit's portfolio.

On June 29, 2001, we acquired all of the rights, titles and interests in the merchant processing division of First Bank of Beverly Hills, F.S.B., along with certain assets, for $6.1 million in cash, including $156,000 in direct acquisition costs. The acquisition was recorded under the purchase method as the assets acquired were deemed to constitute a business (because we acquired physical facilities, an employee base, access to an agent network, all contracts with an existing merchant base and operating policies and procedures), with the total consideration allocated to the fair value of assets acquired, including goodwill of $289,000, a merchant-processing portfolio of $5.6 million, and fixed assets of $175,000. There were no liabilities assumed in the acquisition. The operating results of the merchant processing division of First Bank of Beverly Hills from July 1, 2001, are consolidated in the accompanying consolidated statements of operations included elsewhere in this report.

On August 9, 2001, we entered into an agreement to purchase the rights, titles and interests in substantially all of the assets of 1st National Processing, Inc. for an aggregate purchase price of $8.7 million. The purchase price consisted of $5.1 million in cash, including direct acquisition costs of $305,000, a non-interest bearing note in the amount of $3.0 million and 313,711 shares of our common stock. The agreement stipulated that upon consummation of a change in control, as defined, the former owner of 1st National Processing would be liable to us in the amount of $900,000 plus interest. The successful completion of our initial public offering in May 2003 was a qualifying change of control, and accordingly, the former owner of 1st National Processing tendered 38,057 shares valued at approximately $957,000. We canceled such shares during the fourth quarter of 2003. There were no significant liabilities assumed in connection with the acquisition. The acquisition was recorded under the purchase method as the assets were deemed to constitute a business (because we acquired physical facilities, an employee base, access to an agent network, all contracts with an existing merchant base and operating policies and procedures) with the total consideration allocated to the fair value of assets acquired, including goodwill of $4.3 million and a merchant-processing portfolio of $4.3 million. The operating results of 1st National Processing from August 10, 2001, are consolidated in the accompanying consolidated statements of operations included elsewhere in this report.

On March 19, 2002, we entered into an agreement and plan of merger with E-Commerce Exchange, Inc. under which E-Commerce Exchange merged with a wholly owned subsidiary of ours. E-Commerce Exchange is a provider of an end-to-end solution which enables merchants to accept credit card payments via the Internet in as little as three days from submitting an application. E-Commerce Exchange also holds a portfolio of leases of secure payment processing solutions. In connection with the merger, we issued a series of convertible notes in the aggregate principal amount of $15.0 million in exchange for all of the outstanding common shares of E-Commerce Exchange. Subject to certain restrictions, these notes were initially convertible into an aggregate of 647,780 shares of our common stock. The acquisition was recorded under the purchase method with the total consideration allocated to the fair value of assets acquired and liabilities assumed, including goodwill of $15.5 million and a merchant-processing portfolio of $80,000. The operating results of E-Commerce Exchange from March 20, 2002, are included in our consolidated statements of operations included elsewhere in this report.

On August 22, 2002, we entered into an agreement and plan of merger with OnLine Data Corporation under which OnLine Data merged with a wholly owned subsidiary of ours. OnLine Data is an integrated provider of credit card transaction processing services. We purchased OnLine Data for $2.0 million in cash, a note in the aggregate principal amount of $5.0 million and 844,428 shares of our common stock valued at $7.69 per share, as well as a deferred cash payment of $2.1 million due fifteen days prior to the six-month anniversary of the effective date of the merger agreement. The note was due and payable on or before August 22, 2007, with interest payable quarterly at a rate of 6% per annum, and was paid in May 2003. The merger was recorded under the purchase method with the total consideration allocated to the fair value of assets acquired and liabilities assumed, including goodwill of $12.9 million and a merchant-processing portfolio of $4.8 million. The operating results of OnLine Data from August 23, 2002, are included in our consolidated statements of operations included elsewhere in this report.

On August 28, 2002, we entered into an agreement and plan of merger with First Merchants Bancard Services, Inc. under which First Merchants Bancard Services was merged with a wholly owned subsidiary of ours. First Merchants Bancard Services is an integrated provider of credit card transaction processing services. We purchased First Merchants Bancard Services for $3.4 million in cash and 740,320 shares of our common stock valued at $7.69 per share. The merger was recorded under the purchase method with the total consideration allocated to the fair value of assets acquired and liabilities assumed, including goodwill of $6.6 million and a merchant-processing portfolio of $5.4 million. The operating results of First Merchants Bancard Services from August 29, 2002, are included in our consolidated statements of operations included elsewhere in this report.

On September 5, 2002, we entered into an agreement and plan of merger with CardSync Processing, Inc. under which CardSync merged with a wholly owned subsidiary of ours. CardSync is an integrated provider of credit card transaction processing services. We purchased CardSync for $1.1 million in cash and 670,915 shares of our common stock valued at $7.69 per share. The acquisition was recorded under the purchase method with the total consideration allocated to the fair value of assets acquired and liabilities assumed, including goodwill of $12.0 million and a merchant-processing portfolio of $3.0 million. The operating results of CardSync from September 6, 2002, are included in our consolidated statements of operations included elsewhere in this report.

On August 5, 2003, we entered into an agreement to purchase substantially all the assets and to assume certain liabilities of CardPayment Solutions, Inc. for $12.0 million in cash and 118,409 shares of our common stock valued at $25.34 per share. CardPayment Solutions is an integrated provider of credit card transaction processing services. The acquisition was recorded under the purchase method with the total consideration allocated to the fair value of assets acquired and liabilities assumed, including goodwill of $13.0 million and a merchant-processing portfolio of $3.7 million. The operating results of CardPayment Solutions from August 1, 2003 are included in our consolidated statements of operations included elsewhere in this report.

On December 19, 2003, we entered into an Asset Purchase Agreement with First Data Merchant Services Corporation pursuant to which we acquired a portfolio of merchant accounts and agent bank agreements from First Data Merchant Services for a price of $55.0 million in cash. Pursuant to the terms of the Asset Purchase Agreement, we commenced receiving revenue from these accounts on January 1, 2004. In order to finance the acquisition, we increased our borrowing capacity under our revolving credit facility from $30.0 million to $65.0 million. We borrowed $45.0 million under our credit facility and used available cash for the balance of the purchase price. We are currently a customer of First Data for merchant processing services.

For the year ended December 31, 2002, revenues attributable to acquisitions were $65.7 million or 85.3% of our total growth in revenues. For the year ended December 31, 2003, revenues attributable to acquisitions were $85.8 million or 77.8% of our total revenue growth. If we engage in fewer acquisitions in the future, the revenues attributable to new acquisitions may decline as a percentage of our total revenues.

We accounted for all of the acquisitions described above under the purchase method. For acquisitions of a business, we allocate the purchase price based in part on valuations of the assets acquired and liabilities assumed. For companies with modest growth prospects, our purchase prices primarily reflect the value of merchant portfolios, and purchase price allocations reflect primarily intangible assets. Acquisition targets we identified as having entrepreneurial management teams, efficient operating platforms, proven distribution capabilities, all of which contribute to higher growth prospects, commanded purchase prices in excess of their merchant portfolio values. Consequently, purchase price allocations for these targets reflect a greater proportion of goodwill.

Critical Accounting Policies

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which require that management make numerous estimates and assumptions. Actual results could differ from those estimates and assumptions, impacting our reported results of operations and financial position. Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements included in this report. The critical accounting policies described here are those that are most important to the depiction of our financial condition and results of operations and their application requires management's most subjective judgment in making estimates about the effect of matters that are inherently uncertain.

Accounting for goodwill and intangible assets. We adopted Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, in the first quarter of 2002 (certain provisions of SFAS No. 142 were adopted in the third quarter of 2001). SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets, and requires that goodwill is no longer subject to amortization over its estimated useful life. Rather, goodwill is subject to at least an annual assessment for impairment. If facts and circumstances indicate goodwill may be impaired, we perform a recoverability evaluation. Prior to the adoption of SFAS No. 142 on January 1, 2002, our policy was to compare undiscounted estimated future cash flows to the carrying amount of our net assets, including goodwill, to determine if the carrying amount was not recoverable and a write-down to fair value was required. Effective January 1, 2002, in accordance with SFAS No. 142, we began performing the recoverability analysis based on fair value rather than undiscounted cash flows. The calculation of fair value includes a number of estimates and assumptions, including projections of future income and cash flows, the identification of appropriate market multiples and the choice of an appropriate discount rate.

We completed the testing for impairment of goodwill as of July 31, 2002, using the present value of future cash flows and determined that the fair value of the reporting unit exceeded the carrying amount of the net assets, including goodwill of the reporting unit. We completed our annual goodwill impairment review as of July 31, 2003, and determined that no impairment charge to goodwill was required. In addition, we evaluated the remaining useful lives of intangible assets as of December 31, 2003, and determined them to be appropriate.

We periodically evaluate the carrying value of long-lived assets, in relation to the respective projected future undiscounted cash flows, to assess recoverability. An impairment loss is recognized if the sum of the expected net cash flows is less than the carrying amount of the long-lived assets being evaluated. The difference between the carrying amount of the long-lived assets being evaluated and the fair value, calculated as the sum of the expected cash flows discounted at a market rate, represents the impairment loss. We evaluated the remaining useful lives of intangible assets as of December 31, 2003, and determined them to be appropriate.

Accounting for Stock-Based compensation. We have adopted the disclosure-only provision of SFAS No. 123, *Accounting for Stock-Based Compensation,* as amended by SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure – an amendment of FASB Statement No. 123.* SFAS No. 148 requires prominent disclosures in annual and interim financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We measure compensation expense for our stock option awards under the intrinsic value method in accordance with the provisions of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees,* ("APB 25") and related interpretations. APB 25 requires compensation expense to be recognized based on the excess, if any, of the quoted market price of the stock at the date of the grant over the amount an employee must pay to acquire the stock.

Reserve for Merchant Losses. Disputes between a cardholder and a merchant periodically arise as a result of, among other things, cardholder dissatisfaction with merchandise quality or merchant services. Such disputes may not be resolved in the merchant's favor. In these cases, the transaction is "charged back" to the merchant, which means the purchase price is refunded to the customer through the merchant's acquiring bank and charged to the merchant. If the merchant has inadequate funds, we or, under limited circumstances, the acquiring bank and us, must bear the credit risk for the full amount of the transaction. We evaluate the merchant's risk for such transactions and estimate its potential loss for chargebacks based primarily on historical experience and other relevant factors. During the fourth quarter of 2003, we benefited from a favorable nonrecurring $1.3 million reduction in an earlier estimate for merchant losses from a single merchant to reflect lower actual losses. At December 31, 2003, our reserve for losses on merchant accounts totaled $1.2 million.

Income Taxes. We account for income taxes pursuant to the provisions of SFAS No. 109, *Accounting for Income Taxes.* Under this method, deferred tax assets and liabilities are recorded to reflect the future tax consequences attributable to the effects of differences between the carrying amounts of existing assets and liabilities for financial reporting and for income tax purposes. At December 31, 2003, we had approximately $11.3 million of federal net operating loss carryforwards that will be available to offset regular taxable income through 2022, subject to annual limitations of up to $6.5 million per year. We also have approximately $13.4 million of state net operating loss carryforwards, again subject to similar annual limitations, that will expire in various states between 2011 and 2022. We have placed a significant valuation allowance on our net operating loss carryforwards as a result of limitations placed on the ability to utilize the net operating loss carryforwards due to ownership changes, which occurred prior to our initial public offering.

Components of Revenues and Expenses

All of our revenues are generated from fees charged to merchants for card-based payment processing services. We typically charge these merchants a bundled rate, primarily based upon the merchant's monthly charge volume and risk profile. Discount fees, which are a percentage of the dollar amount of each credit or debit transaction, represent approximately 75% of our total revenues. We charge all merchants higher discount rates for card-not-present transactions than for card-present transactions in order to compensate us for the higher risk of underwriting these transactions. We derive the balance of our revenues from a variety of fixed transaction or service fees, including fees for monthly minimum charge volume requirements, statement fees, annual fees and fees for other miscellaneous services, such as handling chargebacks. We recognize discounts and other fees related to payment transactions at the time the merchants' transactions are processed. We recognize revenues derived from service fees at the time the service is performed. We report revenues gross of amounts paid to sponsoring banks, as well as interchange and assessments paid by us to credit card associations pursuant to which these associations receive payments based primarily on processing volume for particular groups of merchants. Related interchange and assessment costs and bank processing fees are also recognized at that time.

Costs of services include all costs directly attributable to our provision of payment processing and related services to our merchants. The most significant component of costs of services is interchange fees, which are amounts we pay to the card issuing banks. Interchange fees are based on transaction processing volume and are recognized at the time transactions are processed. Costs of services also includes residual payments to ISOs, which are commissions we pay to our ISOs based upon a percentage of the net revenues we generate from their merchant referrals, and assessment fees payable to card associations, which is a percentage of the processing volume we generate from Visa and MasterCard. In addition, costs of services includes telecommunications costs, personnel costs, occupancy costs, losses due to merchant defaults, other miscellaneous merchant supplies and services expenses, sponsorship costs and other third-party processing costs, as well as depreciation and amortization.

Selling, general and administrative expenses consist primarily of salaries and wages and other general administrative expenses.

Depreciation and amortization expenses are recognized on a straight-line basis over the estimated useful life of the asset. Amortization of intangible assets and goodwill resulted from our acquisitions of portfolios of merchant accounts or acquisitions of a business where we allocated purchase price to the existing merchant processing portfolio. Goodwill recognized from acquisitions initiated after June 30, 2001 is not amortized.

Goodwill associated with acquisitions initiated prior to June 30, 2001 was amortized through December 31, 2001. Effective January 1, 2002, the impact of not amortizing goodwill for the acquisitions prior to December 31, 2001, would have been a decrease in amortization expense of $93,000. Goodwill is no longer amortized and is subject to periodic testing for impairment.

Seasonality Trend. Our revenues and earnings are impacted by the volume of consumer usage of credit and debit cards at the point of sale. For example, we experience increased point of sale activity during the traditional holiday shopping period in the fourth quarter. Revenues during the first quarter tend to decrease by at least 10% in comparison to the remaining three quarters of our fiscal year on a same store basis.

Results of Operations

Years Ended December 31, 2003 and 2002

(dollars in thousands)	2003	% of Total Revenue	2002	% of Total Revenue	Change Amount	Change %
Revenues	$ 226,052	100.0%	$115,813	100.0 %	$110,239	95.2%
Operating expenses:						
Interchange	114,255	50.5	51,844	44.8	62,411	120.4
Other costs of services	76,571	33.9	47,796	41.3	28,775	60.2
Selling, general and administrative	8,012	3.5	6,541	5.6	1,471	22.5
Total operating expenses	198,838	88.0	106,181	91.7	92,657	87.3
Income from operations	27,214	12.0	9,632	8.3	17,582	182.5
Other expense						
Interest expense	(9,928)	(4.4)	(6,894)	(6.0)	(3,034)	44.0
Other	(265)	(0.1)	(3,221)	(2.8)	2,956	(91.8)
Total other expense	(10,193)	(4.5)	(10,115)	(8.7)	(78)	0.8
Income (loss) before income taxes	17,021	7.5	(483)	(0.4)	17,504	N/M
Income tax provision	1,403	0.6	10	0.0	1,393	N/M
Net income (loss)	$ 15,618	6.9%	$ (493)	(0.4)%	$ 16,111	N/M

N/M – *Not meaningful*

Revenues. Revenues increased 95.2% to $226.1 million in 2003 from $115.8 million in 2002. This increase was primarily due to our acquisitions since March 2002 of five businesses and several smaller portfolios of merchant accounts, which resulted in an aggregate increase in revenues of $85.8 million, representing 77.8% of our total growth in revenues over the prior period. The remaining revenues increase was a result of internal growth from an increase in new merchant accounts.

Interchange. Interchange expense increased 120.4% to $114.3 million in 2003 from $51.8 million in 2002. This increase was primarily the result of increased processing volume due to the acquisitions of businesses and portfolios of merchant accounts as previously noted. Interchange expense as a percentage of revenues increased to 50.5% in 2003 from 44.8% in 2002, as the acquired businesses and portfolios had higher average costs as a percentage of revenues than our existing mix of business.

Other Costs of Services. Other costs of services increased 60.2% to $76.5 million in 2003 from $47.8 million in 2002. This increase was primarily due to increased costs associated with increased processing volume related to our acquisitions. Other costs of services represented 33.9% of revenues in 2003 as compared to 41.3% of revenues in 2002. Other costs of services as a percentage of revenues decreased as the increase in revenues did not require a corresponding increase in other costs of services, such as merchant losses and personnel related costs. Merchant losses were 1.1% of revenues in 2003, compared to 5.6% in 2002. Merchant losses recognized in 2003 included a $1.3 million benefit attributable to a reduction in estimated chargebacks relating to one merchant. Approximately $3.3 million of estimated chargebacks for this merchant were expensed in the first half of 2002. The portion of personnel costs classified as other costs of services was approximately

5.9% of revenues in 2003 compared to 8.9% of revenues in 2002. The reduction was primarily due to improved efficiencies resulting from consolidation of our acquired entities.

Selling, General and Administrative. Selling, general and administrative expenses increased 22.5% to $8.0 million in 2003 from $6.5 million in 2002. The increase was primarily due to an increase in personnel cost resulting from our acquisitions. Selling, general and administrative expenses as a percentage of revenues declined to 3.5% in 2003 from 5.6% in 2002, primarily due to the consolidation of the operations of acquired entities, which improved operational efficiencies and resulted in a reduction in personnel related costs as a percentage of revenues.

Interest Expense. Interest expense increased 44.0% to $9.9 million in 2003 from $6.9 million in 2002. Cash paid for interest in 2003 actually decreased due to the repayment of approximately $55.7 million of debt (with a carrying value of $52.1 million) in the second quarter of 2003 using proceeds from our initial public offering. However, the repayment and the conversion of debt resulted in recognition of a noncash pre-tax charge of approximately $4.4 million of interest expense in the second quarter of 2003 due to the acceleration of interest expense equal to the unamortized discount balance at the date of repayment or conversion.

Other Expense. Other expense decreased to $0.3 million in 2003 from $3.2 million in 2002. The decrease was primarily due to expenses in 2002 of $1.5 million from the settlement of litigation and $1.0 million related to the amendment of certain terms of the existing processing agreements and the termination of an acquisition agreement, which did not recur in 2003.

Income Tax. Income tax provision increased to $1.4 million in 2003 from $10,000 in 2002. The increase was attributable to an increase in taxable income in 2003 from a pre-tax loss in 2002. Our effective income tax rate for 2003 was 8.2% due to the use of net operating loss carryforwards and other deferred tax assets in 2003 that were previously unrecognized. We currently estimate an effective income tax rate of 35% for fiscal 2004.

Years Ended December 31, 2002 and 2001

					Change	
(dollars in thousands)	2002	% of Total Revenue	2001	% of Total Revenue	Amount	%
Revenues	$ 115,813	100.0 %	$ 38,889	100.0 %	$ 76,924	197.8 %
Operating expenses:						
Interchange	51,844	44.8	15,805	40.6	36,039	228.0
Other costs of services	47,796	41.3	21,996	56.6	25,800	117.3
Selling, general and administrative	6,541	5.6	3,782	9.7	2,759	73.0
Total operating expenses	106,181	91.7	41,583	106.9	64,598	155.3
Income (loss) from operations	9,632	8.3	(2,694)	(6.9)	12,326	(457.5)
Other income (expense)						
Interest expense	(6,894)	(6.0)	(2,928)	(7.5)	(3,966)	135.5
Other	(3,221)	(2.8)	625	1.6	(3,846)	(615.4)
Total other expense	(10,115)	(8.7)	(2,303)	(5.9)	(7,812)	339.2
Loss before income taxes	(483)	(0.4)	(4,997)	(12.8)	4,514	(90.3)
Income tax provision (benefit)	10	0.0	(107)	0.2	117	(109.3)
Net loss	$ (493)	(0.4)%	$ (4,890)	(12.6)%	$ 4,397	(89.9)

Revenues. Revenues increased 197.8% to $115.8 million in 2002 from $38.9 million in 2001. This increase was primarily due to our acquisitions since January 2001 of six businesses, four significant portfolios and several smaller portfolios of merchant accounts, which resulted in an aggregate increase in revenues of $65.7 million, representing 85.3% of our total growth in revenues over the prior period. The remaining increase resulted from internal growth from an increase in new merchant accounts.

Interchange. Interchange expense increased 228.0% to $51.8 million in 2002 from $15.8 million in 2001. This increase was primarily the result of increased processing volume due to the acquisitions of businesses and portfolios of merchant accounts as previously noted. Interchange expense as a percentage of revenues increased to 44.8% in 2002 from 40.6% in 2001, as the acquired businesses and portfolios had higher average costs as a percentage of revenues than our existing mix of business.

Other Costs of Services. Other costs of services increased 117.3% to $47.8 million in 2002 from $22.0 million in 2001. This increase was due primarily to costs associated with increased processing volume related to our acquisitions. Other costs of services represented 41.3% of revenues for 2002 as compared to 56.6% of revenues for 2001. Other costs of services as a percentage of revenues decreased, as the increase in revenues did not require a corresponding increase in other costs of services, such as depreciation and amortization and merchant losses. Depreciation and amortization was 4.6% of revenues in 2002, compared to 11.1% in 2001. Merchant losses were 5.6% of revenues in 2002, compared to 11.6% in 2001. Merchant losses recognized in 2001 included a $2.7 million loss attributable to chargebacks relating to one merchant, compared to a $3.3 million loss related to that merchant recognized in the first half of 2002. Although the losses recognized in 2002 and 2001 relating to this merchant were comparable, revenues increased by approximately 198% in 2002 as compared to 2001.

Selling, General and Administrative. Selling, general and administrative expenses increased 73.0% to $6.5 million in 2002 from $3.8 million in 2001. The increase was primarily due to an increase in personnel cost resulting from our acquisitions. Selling, general and administrative expenses declined to 5.6% of revenues in 2002 from 9.7% in 2001, primarily due to the consolidation of the operations of acquired entities, which improved operational efficiencies and resulted in a decrease in personnel costs and other administrative expenses as a percentage of revenues.

Interest Expense. Interest expense increased 135.5% to $6.9 million in 2002 from $2.9 million in 2001. This increase was primarily due to increased borrowings to fund our acquisitions and for working capital.

Other Income (Expense). Other expense increased to $3.2 million in 2002 from a benefit of $0.6 million in 2001. The increase was primarily due to expenses of $1.5 million from the settlement of litigation and $1.0 million related to the amendment of certain terms of the existing processing agreements and the termination of an acquisition agreement, and the nonrecurrence of savings recognized in 2001 from the renegotiation of certain amounts due vendors from our predecessor company.

Income Tax. Income tax provision increased to an expense of $10,000 for 2002 from a benefit of $107,000 for 2001. The increase was attributable to state income tax expense generated during 2002 compared to the reversal of $111,000 of income tax liabilities that were determined to be unnecessary in 2001.

Liquidity and Capital Resources

Prior to our initial public offering, we funded our principal operations through private placements of debt and equity securities to executive officers, directors, principal stockholders, third parties and a credit facility from Bank of America. In May 2003, we raised net proceeds of $75.6 million through an initial public offering of our common stock. As of December 31, 2003, we had cash and cash equivalents totaling $0.7 million, compared to $1.8 million as of December 31, 2002. We had a net working capital deficit (current liabilities in excess of current assets) of $1,045,000 and $14,181,000 as of December 31, 2003 and 2002, respectively. We believe that funds from future operations and proceeds from borrowings under our credit facility will be sufficient to settle our current obligations.

Operating activities

Net cash provided by operating activities was $20.1 million in 2003, consisting of net income of $15.6 million, depreciation and amortization of $8.0 million and noncash interest expense of $6.4 million, partially offset by a net unfavorable change in operating assets and liabilities of $10.0 million. The noncash interest expense included a $4.4 million charge related to the acceleration of the unamortized discount on notes payable that were repaid or converted to common stock following our initial public offering in the second quarter of 2003. The net unfavorable change in operating assets and liabilities was primarily caused by the payment of approximately $4.0 million of offering costs, related to our initial public offering, that were included in accounts payable at December 31, 2002, and an increase in accounts receivable due to our increased revenues in 2003.

Net cash used in operating activities was $9.0 million in 2002, consisting of a net loss of $0.5 million and net unfavorable changes in operating assets and liabilities of $16.0 million, partially offset by depreciation and amortization of $5.5 million and noncash interest expense of $2.1 million. The net unfavorable changes in operating assets and liabilities primarily included a $7.5 million increase in other assets mainly caused by capitalized costs related to our initial public offering, and a $7.3 million decrease in accounts payable, accrued liabilities and reserve for merchant losses.

Net cash used in operating activities was $2.2 million in the year ended December 31, 2001, primarily used for the payment of accounts payable and accrued and other liabilities and funding our internal growth. Additionally, we used funds to settle older vendor amounts from our predecessor.

Investing activities

Net cash used in investing activities was $86.2 million in 2003. Cash paid for acquisitions of a business, portfolios and other intangibles was $77.8 million. Restricted cash increased by $7.9 million in 2003 as we escrowed a deposit of $5.5 million to a former sponsor bank until completion of the conversion to our new sponsor. Total capital expenditures for 2003 were $0.6 million. These expenditures were primarily related to the purchase of computers and other equipment. We currently have no significant capital spending or purchase commitments, but expect to continue to engage in capital spending in the ordinary course of business.

Net cash used in investing activities was $10.0 million for 2002, which primarily included $8.8 million paid for the acquisitions of four businesses in 2002. Total capital expenditures for 2002 were $0.4 million. These expenditures were primarily related to the purchase of computers and other equipment.

Net cash used in investing activities was $21.1 million for the year ended December 31, 2001. Substantially all cash used in investing activities was used for acquisitions of two businesses and four portfolios of merchant accounts. Total capital expenditures were $0.4 million for 2001, primarily related to the purchase of computer equipment, furniture and fixtures and leasehold improvements.

Financing activities

Net cash provided by financing activities was $65.1 million in 2003, primarily consisting of $76.4 million from issuance of common stock (including net proceeds of $75.6 million from our initial public offering) and additional net borrowings on our credit facility of $44.0 million, partially offset by repayment of long-term debt and capital leases of $55.3 million.

Net cash provided by financing activities was $20.5 and $23.0 million in 2002 and 2001, respectively, consisting entirely of a net increase in total debt.

As of December 31, 2003, we had notes, capital lease obligations and a credit facility arrangement outstanding in an aggregate principal amount of $65.1 million, consisting of $45.0 million outstanding under our credit facility, a $4.5 million note payable to our chief executive officer (which was repaid in January 2004), and $15.6 million that is convertible into 662,079 shares of our common stock. The $15.6 million consists of convertible subordinated promissory notes (including $0.6 million of accrued interest) which may be converted into shares of our common stock at the discretion of the holders at a price of $23.16 per share. Our weighted average interest rate was 4.7% as of December 31, 2003.

In August 2003 we obtained a $30.0 million credit facility with Bank of America as the lead bank. The credit facility was subsequently expanded to $65.0 million in December 2003 and to $80.0 million during the first quarter 2004. The credit facility includes a $5.0 million letter of credit sublimit. Interest on outstanding borrowings is payable at a rate of LIBOR plus a margin of 2.25% to 2.75% (currently 3-month LIBOR plus 2.25%) depending on our ratio of consolidated debt to EBITDA, as defined in the agreement. We have the option to choose 1-month, 2-month, 3-month or 6-month LIBOR rates each time we make a draw on the credit facility. In addition, the credit facility requires us to pay unused commitment fees of up to 0.50% (currently 0.38%) on any undrawn amounts. The credit facility contains customary affirmative and negative covenants including financial covenants requiring the maintenance of specified limitations on debt-to-capitalization and debt-to-EBITDA (as defined therein) and restrictions on incurring liens and transactions with affiliates. We were in compliance with all debt covenants as of December 31, 2003. The credit facility replaces the previous credit facility we had with Bank of America and expires on December 31, 2006.

The following table of our material contractual obligations as of December 31, 2003, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated: (in thousands)

	Payments due by period				
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Note payable	$ 4,500	$ 4,500	$ –	$ –	$ –
Credit facility	45,000	–	45,000	–	–
Convertible notes (including accrued interest)	15,599	–	–	15,599	–
Capital lease obligations	37	37	–	–	–
Operating lease obligations	2,295	881	1,080	334	–
Purchase obligations[1]	20,560	4,591	9,945	6,024	–
Total contractual obligations	$ 87,991	$ 10,009	$ 56,025	$ 21,957	$ –

(1) Purchase obligations represent costs of contractually guaranteed minimum processing volumes with certain of our third-party transaction processors.

We expect to be able to fund our operations, capital expenditures and contractual obligations above using our cash from operations. We intend to use our credit facility primarily to fund additional acquisition opportunities as they arise. To the extent we are unable to fund our operations, capital expenditures and contractual obligations above using cash from operations, we intend to use borrowings under our credit facility or future debt or equity financings. In addition, we may seek to sell additional equity or arrange debt financing to give us financial flexibility to pursue opportunities that may arise in the future if an opportunity that we consider attractive arises to raise additional funding. If we raise additional funds through the sale of equity or convertible debt securities, these transactions may dilute the value of our outstanding common stock. We may also decide to issue securities, including debt securities, which have rights, preferences and privileges senior to our common stock. If future financing is not available or is not available on acceptable terms, we may not be able to fund our future needs, which may prevent us from increasing our market share, capitalizing on new business opportunities or remaining competitive in our industry.

Effects of Inflation

Our monetary assets, consisting primarily of cash and receivables, are not significantly affected by inflation. Our non-monetary assets, consisting primarily of intangible assets and goodwill, are not affected by inflation. We believe that replacement costs of equipment, furniture and leasehold improvements will not materially affect our operations. However, the rate of inflation affects our expenses, such as those for employee compensation and telecommunications, which may not be readily recoverable in the price of services offered by us.

New Accounting Standards

In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of SFAS Nos. 5, 57 and 107 and a rescission of FASB Interpretation No. 34* ("FIN 45"). Effective January 1, 2003, we adopted FIN 45, which requires the recognition of a liability for the amount of the fair value of a guarantee. A liability is required to be maintained until the settlement or expiration of the guarantee for transactions occurring after December 31, 2002. We recognize a reserve for our merchant credit risk, which is partially mitigated by the collateral that we obtain from those merchants considered at risk. Based on historical experience, ongoing credit risk assessments, and the collateral held, the fair value of the guarantee approximates the merchant loss reserves. We adopted this statement and its adoption did not have a material impact on our financial position, results of operations or cash flows.

In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment to FASB Statement No. 123.* SFAS No. 148 amends SFAS No. 123, *Accounting for Stock-Based Compensation,* to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, FASB Statement No. 123 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002. We have adopted this standard effective January 1, 2003, and the adoption of this standard did not have any impact on our consolidated results of operations or financial position, since we continue to use the intrinsic-value method of accounting for employee stock-based compensation as outlined in APB Opinion No. 25.

In January 2003, the FASB issued Interpretation 46, *Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51* ("FIN 46"), which was revised in December 2003. FIN 46 provides a new framework for identifying a variable interest entity ("VIE") and determining when a company should include assets, liabilities, noncontrolling interest and results of activities of a VIE in its consolidated financial statements. For companies with special-purpose entities, as defined, FIN 46 was effective immediately. For companies with other types of VIEs, FIN 46 is effective for periods ending after March 15, 2004. We do not have any variable interests and accordingly we do not expect this standard will have an impact on our financial position or results of operations.

Quantitative and Qualitative Disclosures About Market Risk

We transact business with merchants exclusively in the United States and receive payment for our services exclusively in United States dollars. As a result, our financial results are unlikely to be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets.

Our interest expense is sensitive to changes in the general level of interest rates in the United States, because a majority of our indebtedness is at variable rates. At December 31, 2003, $45.0 million of our outstanding indebtedness was at variable interest rates based on LIBOR. A rise in LIBOR rates of one percentage point would result in additional interest expense of $0.5 million.

We do not hold derivative financial or commodity instruments, nor engage in any foreign currency denominated transactions, and all of our cash and cash equivalents are held in money market and checking funds.

(in thousands, except share data)	December 31, 2003	December 31, 2002
(Assets)		
Current assets:		
Cash and cash equivalents	$ 73	$ 1,831
Accounts receivable, net of allowance for doubtful accounts of $151 and $93 at December 31, 2003 and 2002, respectively	13,108	6,687
Prepaid expenses and other current assets	2,624	1,287
Total current assets	16,465	9,805
Restricted cash	11,141	3,070
Property and equipment, net	3,333	1,610
Intangible assets, net	94,593	35,054
Goodwill, net	73,002	60,790
Other assets	3,409	6,652
Total assets	$ 201,943	$116,981
(Liabilities, Manditorily Redeemable Convertible Preferred Stock and Stockholders' Equity)		
Current liabilities:		
Reserve for merchant losses	$ 1,198	$ 4,411
Accounts payable and accrued liabilities	11,775	12,192
Current portion of long-term debt to a related party	4,537	7,383
Total current liabilities	17,510	23,986
Long term liabilities:		
Related party long-term debt	15,591	49,767
Long-term debt	45,008	20,921
Other long-term liabilities	–	2,118
Total liabilities	78,109	96,792
Commitments and contingencies		
Series A mandatorily redeemable convertible preferred stock, no par value; 2,577,200 shares authorized at December 31, 2003 and 2002; no shares outstanding at December 31, 2003 and 2,577,200 shares outstanding at December 31, 2002	–	6,670
Stockholders' equity:		
Preferred stock, $0.01 par value; 17,422,800 shares authorized, no shares issued and outstanding at December 31, 2003 and 2002.	–	–
Common stock, $0.01 par value; 180,000,000 shares authorized, 16,408,052 shares issued and outstanding at December 31, 2003; 130,000,000 shares authorized, 6,736,075 shares issued and outstanding at December 31, 2002	125,060	29,736
Deferred compensation	–	(25)
Accumulated deficit	(1,226)	(16,192)
Total stockholders' equity	123,834	13,519
Total liabilities and stockholders' equity	$ 201,943	$116,981

See accompanying notes to consolidated financial statements.

(in thousands, except per share data)	2003	2002	2001
	Years Ended December 31,		
Revenues	$ 226,052	$115,813	$ 38,889
Operating expenses:			
Interchange	114,255	51,844	15,805
Other costs of services	76,571	47,796	21,996
Selling, general and administrative	8,012	6,541	3,782
Total operating expenses	198,838	106,181	41,583
Income (loss) from operations	27,214	9,632	(2,694)
Other expense (income):			
Interest expense	9,928	6,894	2,928
Other	265	3,221	(625)
Income before income taxes	17,021	(483)	(4,997)
Income tax provision (benefit)	1,403	10	(107)
Net income (loss)	15,618	(493)	(4,890)
Accretion of mandatorily redeemable convertible preferred stock	(652)	(1,516)	(874)
Net income (loss) allocable to common stockholders	$ 14,966	$ (2,009)	$ (5,764)
Basic and diluted earnings (loss) per common share:			
Earnings (loss) per share			
Basic	$ 1.14	$ (0.38)	$ (1.41)
Diluted	$ 1.02	$ (0.38)	$ (1.41)
Weighted average shares outstanding			
Basic	13,131	5,254	4,101
Diluted	15,052	5,254	4,101

See accompanying notes to consolidated financial statements.

(iPayment, Inc.) 2003 / CONSOLIDATED STATEMENTS OF CHANGES IN MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)

	Mandatorily Redeemable Convertible Preferred Stock		Stockholders' Equity (Deficit)				
			Common Stock				
(in thousands, except share data)	Shares	Amount	Shares	Amount	Deferred Compensation	Accumulated Deficit	Total
Balance at December 31, 2000	–	$ –	1,284,978	$ 1,152	$ –	$ (8,419)	$ (7,267)
Issuance of common stock to employees for services rendered			1,019,328	22			22
Issuance of common stock upon exercise of options			1,668,726	36			36
Issuance of preferred stock for cash	1,369,165	2,750					–
Conversion of common stock to preferred stock	1,208,035	1,530	(558,958)	(1,530)			(1,530)
Accretion of mandatorily redeemable preferred stock		874				(874)	(874)
Conversion of debt to common stock			687,849	1,950			1,950
Issuance of common stock in acquisition			313,711	678			678
Issuance of common stock upon exercise of warrants			64,778	1			1
Fair value of debt warrants issued in connection with debt financing				883			883
Net loss						(4,890)	(4,890)
Balance at December 31, 2001	2,577,200	$ 5,154	4,480,412	$ 3,192	–	$ (14,183)	$ (10,991)
Accretion of mandatorily redeemable preferred stock		1,516				(1,516)	(1,516)
Issuance of common stock to employees for services rendered				60	(25)		35
Fair value of debt warrants issued in connection with debt financing				7,629			7,629
Issuance of common stock in acquisitions			2,255,663	18,855			18,855
Net loss						(493)	(493)
Balance at December 31, 2002	2,577,200	$ 6,670	6,736,075	$ 29,736	$ (25)	$ (16,192)	$ 13,519
Issuance of common stock for cash			5,625,000	75,589			75,589
Issuance of common stock in acquisition			118,409	3,000			3,000
Cancellation of shares in payment of note receivable			(38,057)	(957)			(957)
Conversion of debt to common stock			563,606	9,026			9,026
Issuance of common stock upon exercise of warrants			2,012,648	36			36
Exercise of stock options and related tax benefits			197,901	1,278			1,278
Conversion of preferred stock to common stock	(2,577,200)	(7,322)	1,192,470	7,322			7,322
Accretion of mandatorily redeemable preferred stock		652				(652)	(652)
Amortization of deferred compensation					25		25
Issuance of common stock to nonemployees for services rendered				30			30
Net income						15,618	15,618
Balance at December 31, 2003	–	$ –	16,408,052	$ 125,060	$ –	$ (1,226)	$ 123,834

See accompanying notes to consolidated financial statements.

(in thousands)	Years Ended December 31, 2003	2002	2001
Cash flows from operating activities:			
Net income (loss)	$ 15,618	$ (493)	$ (4,890)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities			
Depreciation and amortization	8,041	5,453	4,341
Noncash interest expense	6,383	2,082	460
Changes in assets and liabilities, excluding effects of acquisitions:			
Accounts receivable	(5,995)	(2,444)	(1,167)
Prepaid expenses and other current assets	(1,327)	1,045	(438)
Other assets	1,375	(7,502)	(1,061)
Reserve for merchant losses, accounts payable and accrued liabilities	(4,067)	(7,323)	895
Other liabilities	35	206	(307)
Net cash provided by (used in) operating activities	20,063	(8,976)	(2,167)
Cash flows from investing activities:			
Change in restricted cash	(7,850)	(828)	(405)
Expenditures for property and equipment	(631)	(401)	(386)
Acquisitions of businesses, portfolios and other intangibles, net of cash acquired	(75,662)	(8,778)	(20,342)
Deferred payment for acquisition of business	(2,099)	–	–
Net cash used in investing activities	(86,242)	(10,007)	(21,133)
Cash flows from financing activities:			
Net borrowings (repayments) on line of credit	43,950	(1,949)	–
Proceeds from issuance of long-term debt	–	30,978	25,599
Repayments of debt	(55,267)	(8,505)	(5,364)
Proceeds from issuance of preferred stock	–	–	2,750
Proceeds from issuance of common stock	76,398	–	37
Net cash provided by financing activities	65,081	20,524	23,022
Net (decrease) increase in cash and cash equivalents	(1,098)	1,541	(278)
Cash and cash equivalents, beginning of period	1,831	290	568
Cash and cash equivalents, end of period	$ 733	$ 1,831	$ 290
Supplemental disclosure of cash flow information:			
Cash paid during the period for income taxes	$ 872	$ 7	$ 68
Cash paid during the period for interest	$ 3,417	$ 2,975	$ 2,368
Supplemental disclosure of noncash investing and financing activities:			
Accretion of mandatorily redeemable convertible preferred stock	$ 652	$ 1,516	$ 874
Conversion of debt to common stock	$ 9,026	$ –	$ 1,950
Conversion of mandatorily redeemable convertible preferred stock to common stock	$ 7,322	$ –	$ –
Conversion of common stock to mandatorily redeemable convertible preferred stock	$ –	$ –	$ 1,530
Settlement of notes receivable through receipt of iPayment common stock	$ 957	$ –	$ –
Acquisitions of businesses funded with:			
Debt	$ –	$ 22,099	$ 2,954
Common stock	$ 3,000	$ 18,855	$ 678
Increases in assets (liabilities) from acquisitions:			
Restricted cash	$ 221	$ 1,555	$ –
Accounts receivable	$ 426	$ 2,323	$ –
Other assets	$ 2,140	$ 1,972	$ –
Plant and equipment	$ 1,851	$ 776	$ 275
Intangible assets	$ 63,574	$ 14,990	$ 9,957
Goodwill	$ 13,018	$ 48,249	$ 4,594
Accounts payable, accrued liabilities and merchant loss reserve	$ (1,577)	$ (11,259)	$ –
Short and long-term debt	$ (991)	$ (10,428)	$ –

See accompanying notes to consolidated financial statements.

1. Organization and Business and Basis of Presentation

Organization and Business

iPayment, Inc. was originally incorporated as iPayment Holdings, Inc. in Tennessee and was reincorporated in Delaware under the name iPayment, Inc. iPayment, Inc. is a provider of card-based payment processing services to small business merchants located across the United States. iPayment, Inc. enables merchants to accept credit and debit cards as payment for their products and services by providing card authorization, data capture, settlement, risk management, fraud detection and chargeback services. iPayment, Inc.'s services also include data organization and retrieval, ongoing merchant assistance and resolution support in connection with disputes with cardholders. iPayment Inc. markets and sells its services primarily through independent sales organizations ("ISOs").

As used in these Notes to Consolidated Financial Statements, the terms "iPayment", the "Company", "we", "us", "our" and similar terms refer to iPayment, Inc. and, unless the context indicates otherwise, its consolidated subsidiaries.

Basis of Presentation

iPayment was formed by management of iPayment Technologies, Inc. ("Technologies"), the predecessor company of iPayment, in February 2001. On April 12, 2001, iPayment acquired 94.6% of the common stock of Technologies in a transaction (accounted for as identical ownership) whereby holders of 94.6% of the common stock of Technologies exchanged their shares on a one-for-one basis for shares in iPayment. iPayment offered the owners of the remaining 5.4% in Technologies (the "minority stockholders") the right to exchange their shares in Technologies for shares in iPayment on a one-for-one basis. This transaction for minority stockholders to exchange shares was consummated on July 8, 2002. Prior to the acquisition of Technologies, iPayment had no substantive operations.

The basis of presentation in our financial statements begins July 20, 2000, where a change in control (the "Caymas Acquisition") gave Caymas, LLC majority ownership of Technologies. As a result of the Caymas Acquisition, Caymas, LLC's ownership percentage increased from 5% to approximately 60%. Subsequently, Caymas, LLC's ownership increased to approximately 83% effective October 11, 2000, through a share issuance that diluted the ownership of the minority shareholders. Caymas, LLC's consolidated basis reflects its cumulative investments in Technologies, as well as the allocation of 100% of Technologies' losses since July 20, 2000. One hundred percent of the losses were allocated to Caymas LLC, as Technologies' net assets were, as of July 20, 2000 and through July 8, 2002, a deficit.

On July 20, 2000, we allocated our investment to the fair value of assets and liabilities of Technologies, and ascribed the excess basis to goodwill. Goodwill recorded in connection with the Caymas Acquisition was $6,966,000, which was being amortized over a 20-year life. Amortization of goodwill ceased as of December 31, 2001.

The accompanying audited consolidated financial statements of iPayment have been prepared in accordance with accounting principles generally accepted in the United States of America. All significant intercompany transactions have been eliminated in consolidation.

Certain prior year amounts have been reclassified to conform to the current year presentation, including separate presentation of interchange fees and classification of all depreciation and amortization expense as other cost of services in the consolidated statement of operations. Other costs of services include costs directly attributable to our provision of payment processing and related services to our merchants such as residual payments to ISOs, which are commissions we pay to our ISOs based upon a percentage of the net revenues we generate from their merchant referrals, and assessment fees payable to card associations, which are a percentage of the processing volume we generate from Visa and MasterCard. In addition, other costs of services includes telecommunications costs, personnel costs, occupancy costs, losses due to merchant defaults, other miscellaneous merchant supplies and service expenses, sponsorship costs and other third-party processing costs.

Reverse Stock Split

Immediately prior to our initial public offering (Note 3) we effected a reverse split of our outstanding common stock of 0.4627 shares for each share outstanding. All shares and per share calculations included in the accompanying consolidated financial statements have been adjusted to reflect this reverse split.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of iPayment, Inc. and its wholly owned subsidiaries iPayment Technologies, iPayment of California, 1st National Processing, E-Commerce Exchange, iPayment of Maine, OnLine Data Corporation, CardSync Processing, and CardPayment Solutions. All significant accounts, transactions and profits between the consolidated companies have been eliminated in consolidation. Significant accounts and transactions between iPayment, Inc., including its subsidiaries, and its directors and officers are disclosed as related party transactions (Note 12).

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Cost Recognition

The majority of our revenues are generated from fees charged to merchants for card-based payment processing services. We typically charge the merchants a bundled rate, principally based upon the merchant's monthly charge volume and risk profile. Discount fees, which are a percentage of the dollar amount of each credit or debit transaction, represent approximately 75% of our revenues. We charge all merchants higher discount rates for card-not-present transactions than for card-present transactions in order to compensate for the higher risk of underwriting and managing the increased "chargeback" risk associated with such transactions. The balance of our revenues are derived from a variety of fixed transaction or service fees, including fees for monthly minimum charge volume requirements, statement fees, annual fees and fees for other miscellaneous services, such as handling chargebacks. Discount and other fees related to payment transactions are recognized at the time the merchants' transactions are processed. Revenues derived from service fees are recognized at the time the service is performed.

Discount fees are reported gross of amounts paid to association banks as well as interchange and assessments paid by us to credit card associations pursuant to which such parties receive payments based primarily on processing volume for particular groups of merchants. Related interchange and assessment costs and bank processing fees are also recognized at that time. These amounted to $139.0 million, $65.1 million and $22.0 million in 2003, 2002 and 2001, respectively. Interchange costs are separately stated in the accompanying consolidated statements of operations. Assessment costs and bank processing fees are included in other costs of services. Interchange and bank processing fees include costs directly attributable to the furnishing of transaction processing and other services to the our merchant customers. The most significant components of cost of service include interchange and assessment costs, which are set by the credit card associations. Interchange is passed on to the entity issuing the credit card used in the transaction and assessments are retained by the credit card associations. Interchange and assessment fees are billed primarily as a percent of dollar volume processed and, to a lesser extent, as a per-transaction fee.

Net Income and Loss per Share

Earnings per share ("EPS") is computed by dividing net income or loss available to common stockholders by the weighted average number of common and common stock equivalent shares (when dilutive) outstanding for the period. Net income or loss available to common stockholders represents reported net income or loss less accretion of mandatorily redeemable convertible preferred stock.

Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Diluted EPS includes in-the-money stock options and warrants using the treasury stock method and also includes the assumed conversion of preferred stock and convertible debt using the if-converted method. During a loss period, the assumed exercise of in-the-money stock options, warrants and conversion of convertible securities has an anti-dilutive effect, and therefore are excluded from the computation of diluted EPS for the years ended December 31, 2002 and 2001. The following weighted average common stock equivalents were excluded from the computation of diluted EPS because their inclusion would have been anti-dilutive (in thousands):

	Years Ended December 31,		
	2003	2002	2001
Stock options and warrants	–	2,970	1,258
Mandatorily redeemable convertible preferred stock	–	1,192	1,192
Convertible debt	–	719	–
	–	4,881	2,450

A reconciliation of basic to diluted weighted average common shares outstanding is as follows (in thousands) for the year ended:

	2003			2002			2001		
	Income Available	Common Shares	Per Share Amount	Loss Available	Common Shares	Per Share Amount	Loss Available	Common Shares	Per Share Amount
Basic earnings per share	$14,966	13,131	$ 1.14	$(2,009)	5,254	$(0.38)	$ (5,764)	4,101	$ (1.41)
Effects of dilutive securities:									
Stock options and warrants	–	1,259	(0.10)	–	–	–	–	–	–
Convertible debt	405	662	(0.02)	–	–	–	–	–	–
Diluted earnings per share	$15,371	15,052	$ 1.02	$(2,009)	5,254	$(0.38)	$ (5,764)	4,101	$ (1.41)

Cash and Cash Equivalents and Statements of Cash Flows

For purposes of reporting financial condition and cash flows, cash and cash equivalents include cash and securities with original maturities of three months or less. Our cash accounts at various banks are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000. Cash and cash equivalents in excess of FDIC insured limits totaled $533,000 at December 31, 2003.

Restricted Cash

Restricted cash represents funds held-on-deposit with processing banks pursuant to agreements to cover potential merchant losses, and funds held by lending institutions pursuant to loan agreements to provide additional collateral.

Accounts Receivable, net

Accounts receivable are primarily comprised of amounts due from our clearing and settlement banks from revenues earned, net of related interchange and bank processing fees, as required by Financial Accounting Standards Board ("FASB") Interpretation No. 39 "Offsetting of Amounts Related to Certain Contracts," on transactions processed during the month ending on the balance sheet date. Such balances are typically received from the clearing and settlement banks within 15 days following the end of each month. The allowance for doubtful accounts as of December 31, 2003, 2002 and 2001 was $151,000, $93,000 and $225,000, respectively. We record allowances for doubtful accounts when it is probable that the accounts receivable balance will not be collected.

Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method for financial reporting purposes and primarily accelerated methods for tax purposes. For financial reporting purposes, equipment is depreciated over two to five years. Leasehold improvements and property acquired under capital leases are amortized over the useful life of the asset or the lease term, whichever is shorter. Depreciation expense for property and equipment for the years ended December 31, 2003, 2002 and 2001 was $662,000, $540,000 and $272,000, respectively. Maintenance and repairs are charged to expense as incurred. Expenditures for renewals and improvements that extend the useful life are capitalized.

Intangible Assets, net

Intangible assets include merchant accounts from portfolio acquisitions (i.e. the right to receive future cash flows related to transactions of these applicable merchants) (Note 5), acquired software, and bank contract costs and other. Bank contract costs represent an inducement to renegotiate a bank contract and an acquisition of ownership rights of certain merchant accounts. All costs are amortized using the straight-line method over an estimated life as follows (in years), with no estimated residual values:

	Weighted-average Useful Life
Merchant processing portfolios	4 to 7 years
Acquired software	3 years
Bank contract costs and other	3 to 5 years

Estimated useful lives are determined by us for merchant processing portfolios based on the weighted average life of the expected cash flows from the underlying merchant accounts; for software, based on the software's estimated useful life; for contract costs and other, primarily over the remaining terms of the contracts. During 2003, 2002 and 2001, we amortized intangible assets of $6,596,000, $4,813,000 and $4,030,000, respectively. As of December 31, 2003, estimated amortization expense for each of the five succeeding years is expected as follows (in thousands):

2004	$ 18,543
2005	18,125
2006	15,325
2007	13,783
2008	11,842

Estimated future amortization expense is based on intangible amounts recorded as of December 31, 2003. Actual amounts will increase if additional amortizable intangible assets are acquired.

Goodwill, net

Goodwill recognized from acquisitions initiated prior to July 1, 2001 was $6,621,000, net of accumulated amortization of $345,000 and was assigned to iPayment Technologies. It was being amortized on a straight-line basis over 20 years. We adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, effective January 1, 2002. We ceased the amortization of goodwill effective December 31, 2001. Goodwill recognized from acquisitions initiated after June 30, 2001 is assigned to the individual business acquired and is not amortized, but instead subjected to periodic testing for impairment.

We completed the testing for impairment of goodwill as of July 31, 2002, using the present value of future cash flows and determined that the fair value for each reporting unit (we had one reporting unit, see Note 14 for further discussion) exceeded the carrying amount of its net assets, including goodwill. We completed our annual goodwill impairment review as of July 31, 2003, and determined that no impairment charge for goodwill was required.

Impairment of Long-Lived Assets

We periodically evaluate the carrying value of long-lived assets, in relation to the respective projected future undiscounted cash flows, to assess recoverability. An impairment loss is recognized if the sum of the expected net cash flows is less than the carrying amount of the long-lived assets being evaluated. The difference between the carrying amount of the long-lived assets being evaluated and the fair value, calculated as the sum of the expected cash flows discounted at a market rate, represents the impairment loss. Based on the analyses we performed during 2003, we concluded that none of our long-lived assets were impaired.

Other Assets

Other assets at December 31, 2003 and 2002, include approximately $433,000 and $1,110,000, respectively, of notes receivable (an additional $1,184,000 and $750,000 is included in prepaid expenses and other current assets at December 31, 2003 and 2002, respectively), representing amounts advanced to sales agents. The notes bear interest at amounts ranging from 6% to 8%, and are payable back to us through 2007.

Also included in other assets at December 31, 2003, are approximately $1.5 million of debt issuance costs, which are being amortized over the term of the debt agreement. Other assets also include sales-type leases held for investment, which are stated at the present value of the future minimum lease payments and estimated residual values discounted at the rate implicit in the lease, net of allowances for losses. Sales-type leases held for investments included in other assets were approximately $1,297,000 and $2,156,000 at December 31, 2003 and 2002, respectively.

Capitalized costs of $3,482,000 are included in other assets at December 31, 2002, and include direct costs incurred in connection with our initial public offering (Note 3). An additional $4,629,000 was incurred and capitalized in 2003. Such costs were netted against proceeds received from our initial public offering in May 2003.

Reserve for Losses on Merchant Accounts

Disputes between a cardholder and a merchant periodically arise as a result of, among other things, cardholder dissatisfaction with merchandise quality or merchant services. Such disputes may not be resolved in the merchant's favor. In these cases, the transaction is "charged back" to the merchant, which means the purchase price is refunded to the customer through the merchant's acquiring bank and charged to the merchant. If the merchant has inadequate funds, we or, under limited circumstances, we and the acquiring bank, must bear the credit risk for the full amount of the transaction. We evaluate our risk for such transactions and estimate our potential loss for chargebacks based primarily on historical experience and other relevant factors.

At December 31, 2003 and 2002, our reserve for losses on merchant accounts totaled $1.2 million and $4.4 million, respectively. At December 31, 2002, the reserve for losses on merchant accounts included $2.6 million related to a single merchant. This loss resulted from one merchant's substantial non-compliance with the Visa and MasterCard association rules. We were obligated to pay the resulting chargebacks and losses that the merchant was unable to fund. Total anticipated losses originally approximated $6.0 million. We paid losses and related costs totaling $4.7 million in 2003 and 2002. The remaining reserve balance of $1.3 million was reversed in 2003 as a reduction to merchant losses (other costs of services).

We maintain a reserve for merchant losses necessary to absorb chargeback and other losses for merchant transactions that have been previously processed and which have been recorded as revenue. We analyze the adequacy of our reserve for merchant losses each reporting period. The reserve for merchant losses is comprised of three components: (1) specifically identifiable reserves for merchant transactions for which losses are probable and estimable, (2) a calculated reserve based upon historical loss experience applied to the previously processed transactions, and (3) a management analysis component for concentration issues and general macroeconomic and other factors.

The reserve for losses on merchant accounts is decreased by merchant losses (arising primarily from chargebacks) and is increased by provisions for merchant losses and recoveries of merchant losses. Provisions for merchant losses of $2,391,000, $3,801,000 and $2,963,000 for the years ended December 31, 2003, 2002 and 2001, respectively, are included in other costs of services in the accompanying consolidated statements of operations.

Financial Instruments

We believe the carrying amounts of financial instruments at December 31, 2003, including cash, restricted cash, accounts receivable, sales-type leases held for investment, accounts payable and notes payable approximate fair value. Due to the short maturities of the cash and cash equivalents and accounts receivable, carrying amounts approximate the respective fair values. Generally, notes payable are variable or fixed-rate instruments at terms we believe would be available if similar financing were obtained from another third party. As such, their carrying amounts also approximate their fair value.

Stock Compensation

We have adopted the disclosure-only provision of SFAS No. 123, *Accounting for Stock-Based Compensation*, as amended by SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure – an amendment of FASB Statement No. 123*. SFAS No. 148 requires prominent disclosures in annual and interim financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We measure compensation expense for our stock option awards under the intrinsic value method in accordance with the provisions of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, ("APB 25") and related interpretations. APB 25 requires compensation expense to be recognized based on the excess, if any, of the quoted market price of the stock at the date of the grant over the amount an employee must pay to acquire the stock.

The following table presents the effect on net income (loss) and basic and diluted net income (loss) per common share had we adopted the fair value method of accounting for stock-based compensation under SFAS No. 123 (in thousands, except per share data):

	Years Ended December 31,		
	2003	2002	2001
Net income (loss) allocable to common stockholders, as reported	$ 14,966	$ (2,009)	$ (5,764)
Deduct: Total stock-based employee compensation expense determined under fair-value-based method	(1,126)	(385)	(104)
Pro forma net income (loss)	$ 13,840	$ (2,394)	$ (5,868)
Earnings per share:			
As reported:			
Basic	$ 1.14	$ (0.38)	$ (1.41)
Diluted	$ 1.02	$ (0.38)	$ (1.41)
Pro Forma:			
Basic	$ 1.05	$ (0.46)	$ (1.43)
Diluted	$ 0.95	$ (0.46)	$ (1.43)

The weighted-average fair value of each stock option included in the preceding pro forma amounts was estimated using the Black-Scholes option-pricing model and is amortized over the vesting period of the underlying options. Because additional options are expected to be granted each year, the above pro forma disclosures may not be representative of pro forma effects on reported results for future periods. The following assumptions were applied: (i) no expected dividend yield for all periods, (ii) expected volatility of 50% and 100% for 2003 and 2002, respectively (iii) expected lives of 2-3 years for 2003 and 3 years for 2002 and 2001, (iv) and risk-free interest rates ranging from 2% to 4% for all periods.

Income Taxes

We account for income taxes pursuant to the provisions of SFAS No. 109, *Accounting for Income Taxes.* Under this method, deferred tax assets and liabilities are recorded to reflect the future tax consequences attributable to the effects of differences between the carrying amounts of existing assets and liabilities for financial reporting and for income tax purposes.

Deferred taxes are calculated by applying enacted statutory tax rates and tax laws to future years in which temporary differences are expected to reverse. The impact on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that the rate change is enacted. A deferred tax valuation reserve is established if it is more likely than not that a deferred tax asset will not be realized.

Comprehensive Income

We report comprehensive income in accordance with SFAS No. 130, *Reporting Comprehensive Income.* This statement establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. There are no adjustments to net income (loss) to arrive at comprehensive income (loss).

Advertising Costs

We recognize advertising costs as incurred. Advertising costs were $52,000, $8,000 and $2,000 in 2003, 2002 and 2001, respectively, and were included in selling, general and administrative expenses.

Extraordinary Items

SFAS No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections,* requires companies to classify certain gains and losses from debt extinguishments as extraordinary items. Upon adoption of this standard in 2002, we reclassified $540,000 of debt extinguishments as extraordinary items to other income.

New Accounting Pronouncements

In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others.* This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee.

This interpretation does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the time of the related guarantee. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued as modified after December 31, 2002, irrespective of the guarantor's fiscal year end. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of this interpretation did not have a material effect on our financial position or results of operations.

In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, *Accounting for Stock-Based Compensation–Transition and Disclosure, an amendment to FASB Statement No. 123.* SFAS No. 148 amends SFAS No. 123, *Accounting for Stock-Based Compensation,* to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002. We have adopted this standard effective January 1, 2003, and the adoption of this standard did not have a material impact on our consolidated results of operations or financial position, since we continue to use the intrinsic-value method of accounting for employee stock-based compensation as outlined in APB Opinion No. 25.

In January 2003, the FASB issued Interpretation 46, *Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51* ("FIN 46"), which was revised in December 2003. FIN 46 provides a new framework for identifying a variable interest entity ("VIE") and determining when a company should include assets, liabilities, noncontrolling interest and results of activities of a VIE in its consolidated financial statements. For companies with special-purpose entities, as defined, FIN 46 was effective immediately. For companies with other types of VIEs, FIN 46 is effective for periods ending after March 15, 2004. We do not have any variable interests and accordingly we do not expect this standard will have an impact on our financial position or results of operations.

3. Initial Public Offering

In May 2003, we completed an initial public offering whereby we sold 5,625,000 shares of common stock (which included underwriters' overallotment) and received net proceeds of $75.6 million (after underwriters' discount of $6.3 million and related offering expenses of $8.1 million). As described in Note 8, we used $55.7 million of the proceeds to repay debt that had a carrying value of $52.1 million and converted an additional $9.0 million of debt with a carrying value of $8.2 million into 562,500 shares of common stock. The repayment and conversion of debt resulted in recognition of a noncash pre-tax charge of approximately $4.4 million due to the acceleration of interest expense equal to the unamortized debt discount balance at the date of repayment or conversion. This charge of $4.4 million is included as interest expense in our consolidated statements of operations. Immediately prior to the offering we effected a reverse split of our outstanding common stock of 0.4627 shares for each share outstanding. All shares and per share calculations included in the accompanying consolidated financial statements have been adjusted to reflect this reverse split.

4. Acquisitions

The effective date of each of the acquisitions discussed in this Note are the dates the acquisitions were recognized in our financial statements, unless otherwise noted.

First Data Merchant Services

On December 19, 2003, we entered into an asset purchase agreement with First Data Merchant Services to acquire certain assets related to their agent bank portfolio (the "FDMS Portfolio") for $55.0 million in cash, of which $1.8 million related to certain rental equipment. The operating results of the FDMS Portfolio are not included in our consolidated statements of operations until January 1, 2004, and have an amortization life not to exceed seven years.

CardPayment Solutions, Inc.

On August 5, 2003, we entered into an Asset Purchase Agreement (the "CardPayment Agreement") with CardPayment Solutions, Inc. ("CardPayment"), whereby we acquired substantially all of the assets and assumed debt of approximately $1.0 million, which was repaid in the third quarter of 2003, for $12.0 million cash and 118,409 shares of our common stock valued at $25.34 per share for an aggregate of $3.0 million, plus a contingent payment based upon performance up to a maximum of $3 million. As a result of the acquisition, we expect to increase their revenue base for merchant credit card transactions. We also expect to reduce certain costs through economies of scale. CardPayment is an integrated provider of credit card transaction processing services.

The acquisition was recorded under the purchase method. The operating results of CardPayment from August 1, 2003, are included in our consolidated statements of operations. Total consideration was allocated to the fair value of assets and liabilities acquired as follows:

Cash and restricted cash	$	327,000
Accounts receivable		426,000
Prepaid expenses and other		21,000
Fixed assets		51,000
Intangible assets		3,725,000
Goodwill		13,018,000
Merchant loss reserve		(373,000)
Accounts payable and accrued liabilities		(1,204,000)
Debt		(991,000)
	$	15,000,000

Intangible assets consist of merchant portfolios of $3,700,000 and are being amortized over seven years. Goodwill and intangible assets are amortized over fifteen years for income tax purposes. The debt assumed in the acquisition was repaid during 2003.

CardSync Processing, Inc.

On September 5, 2002, we entered into an Agreement and Plan of Merger (the "CardSync Agreement") with CardSync Processing, Inc. ("CardSync"), whereby CardSync merged with one of our wholly owned subsidiaries. CardSync is an integrated provider of credit card transaction processing services. As a result of the acquisition, we expect to increase their revenue base for merchant credit card transactions. We also expect to reduce certain costs through economies of scale. Under the terms of the CardSync Agreement, we purchased CardSync for $1.1 million cash and 670,915 shares of our common stock (valued at $7.69 per share by our Board of Directors). We acquired all of the assets and liabilities of CardSync. The acquisition was accounted for as a purchase. The operating results of CardSync from September 6, 2002, are included in our consolidated statements of operations. Total consideration was allocated to the fair value of assets and liabilities acquired as follows:

Cash and restricted cash	$	1,315,000
Accounts receivable		545,000
Prepaid expenses and other		29,000
Fixed assets		32,000
Intangible assets		3,000,000
Goodwill		12,643,000
Merchant loss reserve		(933,000)
Accounts payable and accrued liabilities		(3,719,000)
Debt		(6,635,000)
	$	6,277,000

Intangible assets consist of merchant portfolios of $3,000,000 and are being amortized over seven years. Goodwill and intangible assets recognized are not deductible for income tax purposes. The debt assumed in the acquisition was repaid during 2003.

First Merchants Bancard Services, Inc.

On August 28, 2002, we entered into an Agreement and Plan of Merger (the "FMBS Agreement") with First Merchants Bancard Services, Inc. ("FMBS"), whereby FMBS merged with one of our wholly owned subsidiaries. FMBS is an integrated provider of credit card transaction processing services. As a result of the acquisition, we expect to increase their revenue base for merchant credit card transactions. We also expect to reduce certain costs through economies of scale. Under the terms of the Agreement, we purchased FMBS for $3.4 million cash and 740,320 shares of our common stock (valued at $7.69 per share by our Board of Directors). We acquired all assets and liabilities of FMBS. The acquisition was accounted for as a purchase. The operating results of FMBS from August 29, 2002, are included in our consolidated statements of operation. Total consideration was allocated to the fair value of assets and liabilities acquired as follows:

Cash and restricted cash	$	478,000
Accounts receivable		849,000
Prepaid expenses and other		174,000
Intangible assets		5,410,000
Goodwill		7,266,000
Merchant loss reserve		(64,000)
Accounts payable and accrued liabilities		(2,447,000)
Debt		(2,570,000)
	$	9,096,000

Intangible assets consist of merchant portfolios of $5,410,000 and are being amortized over seven years. Goodwill and intangible assets recognized are not deductible for income tax purposes. The debt assumed in the acquisition was repaid during 2003.

OnLine Data Corporation

On August 22, 2002, we entered into an Agreement and Plan of Merger (the "OnLine Agreement") with OnLine Data Corporation ("OnLine"), whereby OnLine merged with one of our wholly owned subsidiaries. OnLine is an integrated provider of credit card transaction processing services. As a result of the acquisition, we expect to increase its revenue base for merchant credit card transactions. We also expect to reduce certain costs through economies of scale. Under the terms of the OnLine Agreement, we purchased OnLine for $2.0 million cash, a note for $5.0 million (the "OnLine Note") and 844,428 shares of common stock of the Company (valued at $7.69 per share by the Company's Board of Directors), as well as a deferred cash payment of $2.1 million due fifteen days prior to the six-month anniversary of the effective date of the OnLine Agreement (February 7, 2003). The OnLine Note was paid and the deferred cash payment was made during 2003. The acquisition was recorded under the purchase method. The operating results of OnLine from August 23, 2002, are included in our consolidated statements of operations. Total consideration was allocated to the fair value of assets and liabilities acquired as follows:

Cash	$	171,000
Accounts receivable		809,000
Prepaid expenses and other		448,000
Fixed assets		165,000
Intangible assets		4,800,000
Goodwill		12,808,000
Merchant loss reserve		(410,000)
Accounts payable and accrued liabilities		(1,781,000)
Debt		(1,414,000)
	$	15,596,000

Intangible assets consist of merchant portfolios of $4,800,000 and are being amortized over seven years. Goodwill and intangible assets are amortized over fifteen years for income tax purposes. The debt assumed in the acquisition was repaid during 2003.

E-Commerce Exchange

On March 19, 2002, we entered into an Agreement and Plan of Merger (the "ECX Agreement") with ECX, a card-payment processor, whereby ECX merged with one of our wholly owned subsidiaries. ECX is a provider of an end-to-end solution which enables merchants to accept credit card payments via the Internet within less than 10 days of submitting an application. ECX also holds a portfolio of leases of secure payment processing solutions (virtual Internet store). As a result of the acquisition, we expect to increase the revenue base for merchant credit card transactions and also provide our company with a fully operational leasing business. We also expect to reduce certain costs through economies of scale. Under the terms of the ECX Agreement, we issued a series of convertible notes (the "ECX Notes") to the prior Series A Preferred Stockholders of ECX ("ECX Preferred Stockholders") in the aggregate amount of $15.0 million in exchange for all of the outstanding common shares of ECX. Subject to certain restrictions, such ECX Notes are initially convertible into 647,780 shares of our common stock, and the notes bear interest at 4.5% and are due March 2008. One-half of the interest is capitalized to the principal amount of the note, which increases (on a pro rata basis) the number of common shares of our stock the notes are convertible into. The acquisition was recorded under the purchase method. The operating results of ECX from March 20, 2002, are included in our consolidated statements of operations. Total consideration was allocated to the fair value of assets and liabilities acquired as follows:

Cash and restricted cash	$	1,830,000
Accounts receivable		120,000
Prepaid expenses and other		1,466,000
Fixed assets		468,000
Intangible assets		80,000
Goodwill		15,606,000
Merchant loss reserve		(125,000)
Accounts payable and accrued liabilities		(4,445,000)
	$	15,000,000

Intangible assets consist of merchant portfolios of $80,000 and are being amortized over seven years. Goodwill and intangible assets recognized are not deductible for income tax purposes. Included in accounts payable and accrued liabilities is approximately $100,000 due to an investment banker hired to market ECX. The original amount due to the investment banker was $1,500,000; however, we entered into an agreement with the holders of the ECX notes such that the holders would indemnify iPayment from any cost or expenses in excess of $100,000 related to the engagement letter with the investment banker. As a result, $100,000 has been allocated to other liabilities in the purchase accounting.

FNP

On August 9, 2001, we entered into an agreement to purchase the rights, titles and interests in substantially all of the assets of 1st National Processing, Inc. ("FNP"), a card payment processing company, for approximately $8,737,000, as follows: $5,105,000 in cash (including direct acquisition costs of $305,000), a note for $2,954,000 (non-interest bearing with a stated maturity of August 31, 2003 with interest imputed at 12 percent) and 313,711 shares of our common stock (fair market value of shares were estimated by the Company's Board of Directors at $2.04 per share as of the acquisition closing date). The agreement stipulated that upon consummation of a change in control, as defined, the former owner of FNP would be liable to us in the amount of $900,000 plus interest. The successful completion of our initial public offering in May 2003 was a qualifying change of control, and accordingly, the former owner of 1st National Processing tendered 38,057 shares valued at approximately $957,000. We canceled such shares during the fourth quarter of 2003. There were no liabilities assumed in the acquisition of FNP. As a result of the acquisition, we increased its merchant portfolio revenue base. The acquisition was recorded under the purchase method as the assets acquired were deemed to constitute a business because we acquired physical facilities, an employee base, access to an agent network, an existing merchant base and operating policies and procedures. The operating results of FNP from August 10, 2001, are consolidated in the accompanying consolidated statements of operations. Total consideration was allocated to the fair value of assets acquired as follows:

Accounts receivable	$ 900,000
Intangible assets	4,332,000
Goodwill	3,405,000
Fixed assets	100,000
	$ 8,737,000

Intangible assets consist of purchased portfolios of $4,232,000, and other intangibles with finite lives of $100,000, and are being amortized over seven and three years, respectively.

iPI

On July 1, 2001, we entered into an agreement to purchase 100 percent of the rights, titles and interests in the merchant processing division of First Bank of Beverly Hills, F.S.B. ("iPI"), along with certain assets, for $5,800,000 in cash, plus $156,000 in direct acquisition costs and an additional $400,000 payable in three installments, so long as the merchant processing was within 5% of its then processing levels. We paid the first installment. As a result, the first installment has been considered part of the purchase price. The other two installments, which have not been made, have not been recorded as purchase price. As a result of the acquisition, we expect to increase its merchant portfolio revenue base.

The acquisition was recorded under the purchase method as the assets acquired were deemed to constitute a business because we acquired physical facilities, an employee base, access to an agent network, all contracts with an existing merchant base and operating policies and procedures. The total consideration was allocated to the fair value of assets acquired. We assumed no liabilities in the acquisition of iPI. The operating results of iPI from July 1, 2001, are consolidated in the accompanying consolidated statements of operations. We recorded, at fair market value, certain assets and intangibles, along with goodwill, as follows:

Intangible assets	$ 5,625,000
Fixed assets	175,000
Goodwill	289,000
	$ 6,089,000

Intangible assets primarily consist of purchased portfolios of $5,600,000 which are being amortized over seven years. Goodwill and intangible assets are amortized over fifteen years for income tax purposes.

Other Acquisitions

Additionally, we made purchases of certain merchant processing portfolios and various other purchases of residual cash flow streams totaling $9.1 million during 2003. These purchases are accounted for as intangible assets in the accompanying consolidated balance sheets and are amortized over their expected useful lives of seven years.

Pro Forma Disclosure for the Above Business Acquisitions

The following selected unaudited pro forma consolidated results of operations are presented as if the acquisitions of iPI, FNP, ECX, OnLine, FMBS and CardSync had occurred as of the beginning of the year, and the beginning of the year immediately preceding the periods of acquisition, after giving effect to certain adjustments for the depreciation and amortization of fixed assets and intangibles, additional interest expense, and related income tax effects. There were no acquisitions of businesses during 2003 that would require a pro forma disclosure.

The pro forma data is for informational purposes only and does not necessarily reflect the results of operations had the companies operated as one during the periods presented. No effect has been given for synergies that may have been realized through the acquisitions. Amounts are in thousands except share and per share data.

	Years Ended December 31,	
	2002	2001
Pro forma revenues	$ 171,011	$ 123,057
Pro forma net loss	(13,965)	(17,247)
Pro forma net loss allocable to common stockholders	(15,481)	(18,121)
Pro forma Basic and Dilutive EPS:		
Loss per share	$ (2.30)	$ (2.77)
Pro forma weighted average shares outstanding	6,736,075	6,543,664

Refer to Note 3 for further discussion of the method of computation of earnings per share.

5. Intangible Assets

As of December 31, 2003, we had the following amortizable intangible assets (in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net
Merchant processing portfolios	$ 102,240	$ (10,606)	$ 91,634
Acquired software	1,409	(637)	772
Bank contract costs and other	2,820	(633)	2,187
Total	$ 106,469	$ (11,876)	$ 94,593

As of December 31, 2002, we had the following amortizable intangible assets (in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net
Merchant processing portfolios	$ 37,532	$ (4,975)	$ 32,557
Acquired software	2,593	(1,973)	620
Bank contract costs and other	5,174	(3,297)	1,877
Total	$ 45,299	$ (10,245)	$ 35,054

For 2003, 2002 and 2001, respectively, amortization expense related to the merchant processing portfolios was $5,630,000, $3,521,000 and $1,454,000; amortization expense related to acquired software was $686,000, $911,000 and $963,000; and amortization expense related to bank contract costs and other was $280,000, $381,000 and $1,613,000.

6. Details of Balance Sheet Accounts

(in thousands)	December 31, 2003	December 31, 2002
Property and Equipment, net:		
Office equipment	$ 2,486	$ 687
Furniture and fixtures	718	534
Leasehold improvements	224	217
Computer software and equipment	842	1,274
Capital leases	45	492
	4,315	3,204
Less – accumulated depreciation and amortization	(982)	(1,594)
	$ 3,333	$ 1,610
Goodwill, net:		
Goodwill, net – beginning balance	$ 60,790	$ 11,041
Goodwill acquired during the period	13,018	49,749
Adjustments to goodwill acquired in prior period	(806)	–
	$ 73,002	$ 60,790

7. Commitments and Contingencies

Leases

We lease our office facilities for approximately $101,000 per month. Our facilities are located in Nashville, Tennessee, Westchester, Illinois, and two California locations in Chatsworth and Santa Barbara. Our future minimum lease commitments under noncancelable leases are as follows at December 31, 2003: (in thousands)

2004	$ 881
2005	437
2006	338
2007	305
2008	165
Thereafter	169
Total	$ 2,295

Total rent expense for the years ended 2003, 2002 and 2001 was $1,210,000, $801,000 and $626,000, respectively.

Guarantees

In March 1999, iPayment Technologies entered into an agreement with Buypass Corporation for their use of Buypass Corporation's credit card transaction processing system. Under terms of the agreement, iPayment Technologies agreed to pay specific charges for the services provided. In order to obtain favorable pricing, iPayment Technologies agreed to guarantee monthly minimum charges over a sixty-month period. The monthly minimums began in January 2000 at $5,000 per month and increased to $20,000 per month in December 2000 for the remaining life of the contract. As of December 31, 2003 and 2002, respectively, $80,000 and $240,000 is included in accounts payable and accrued liabilities. At December 31, 2002, an additional $80,000 is included in other long-term liabilities. In December 2000, management determined not to pursue this line of business.

We have agreements with several processors to provide to us on a non-exclusive basis transaction processing and transmittal, transaction authorization and data capture, and access to various reporting tools. Certain of these agreements require us to submit a minimum monthly number of transactions for processing. If we submit a number of transactions that is lower than the minimum, we are required to pay to the processor the fees that it would have received if we had submitted the required minimum number of transactions. As of December 31, 2003, such minimum commitments were as follows (in thousands):

2004	$	4,591
2005		5,566
2006		4,379
2007		3,012
2008		3,012
Thereafter		–
Total	$	20,560

Litigation

Copitka v. Leasecomm Corporation and E-Commerce Exchange

On July 25, 2001, Rae Lynn Copitka sued us in State Court of Travis County, Texas. The complaint was subsequently amended on January 31, 2002 to assert claims on behalf of a purported class who reside in the State of Texas and leased a "Quickcommerce" or "Quickcommerce Pro" software license from a corporation unrelated to us named Leasecomm Corporation. We entered into a preliminary settlement of this lawsuit in October 2002. On or about November 22, 2002, the parties executed formal settlement agreements, subject to court approval. At a hearing held on November 25, 2002, the court gave preliminary approval to the terms and conditions of the proposed settlement. The judgment approving the settlement was entered on January 24, 2003, and became final on February 24, 2003. This matter has now been fully settled and dismissed.

First Bank of Beverly Hills v. iPayment, Inc., etc., et al.

This Action was brought by First Bank of Beverly Hills for breach of contract and misappropriation of trade name. The complaint seeks damages of approximately $133,000, plus interest and attorney's fees. On September 11, 2002, we countersued alleging breach of contract and negligent misrepresentation. On November 1, 2002, we amended our counterclaim to assert that First Bank of Beverly Hills ("FBBH") committed fraud in connection with the purchase and sale transaction that was the subject of a Purchase and Sale Agreement dated June 29, 2001. This matter has now been fully settled between the parties and all claims have been dismissed (Note 18).

Thomas Zito v. Leasecomm Corporation, E-Commerce Exchange, Inc., etc. et al,

On October 10, 2002, 184 plaintiffs sued us (E-Commerce Exchange, Inc.) in the United States District Court for the Southern District of New York (the "Zito v. Leasecomm Action"). The complaint named Leasecomm and several additional defendants. The complaint alleged that ECX violated the Racketeer Influenced and Corrupt Organizations Act of 1970, ("RICO"), by participating in a number of different "schemes" with the other Defendants, and further alleged violations of state unfair and deceptive practices acts; unlawful franchise offerings; common law fraud and intentional infliction of emotional distress in connection with their purported sale of Internet access, franchises and other services and sought unspecified damages including punitive damages, costs and attorney's fees and seeks equitable relief in the form of an injunction and restitution. ECX filed a Motion to Dismiss the Action in its entirety on January 31, 2003 (each of the other named defendants filed their own separate Motion to Dismiss the Action). On September 30, 2003, the Court issued its ruling in favor of the Motions to Dismiss and granted plaintiffs leave to amend and re-file the Complaint. On or about September 24, 2003, 213 plaintiffs sued ECX and several additional defendants in the United States District Court for the Southern District of New York (the "Zito v. Burtzloff Action") The complaint named the same plaintiffs as in Zito v. Leasecomm Action plus 29 additional plaintiffs and two additional defendants.

The complaint alleged virtually the same claims as in the Zito v. Leasecomm Action. The Court consolidated the Zito v. Burtzloff Action and the Zito v. Leasecomm Action, and in November 2003, plaintiffs filed a consolidated Amended Complaint. In December 2003, ECX filed a Motion to Dismiss the Amended Complaint in its entirety (each of the other named defendants filed their own separate Motion to Dismiss). The Court has not set a hearing date to hear arguments on the pending Motions to Dismiss. ECX intends to vigorously defend the lawsuit should the Amended Complaint not be dismissed in its entirety as to ECX. Although we are vigorously defending ourselves in this case, there can be no assurance that we will be successful in our defense. However, we believe the ultimate outcome will not have a material adverse effect on our business, financial condition or results of operations.

Venus L. Franklin and Sandra Lindsey v. Leasecomm Corporation and E-Commerce Exchange, Inc.

This Action is brought by two named plaintiffs, on behalf of themselves and a purported "class" against ECX and Leasecomm. The original Complaint filed in March 2003, alleged six "Counts" regarding violations of various Massachusetts state statutes and common-law claims arising out of certain lease transactions and lease agreements entered into between Leasecomm as "lessor" and each plaintiff as "lessee" (the "Leasecomm Agreements") and all similar leases entered into with members of the purported "nationwide putative class"(excluding residents of Texas) for licenses of "payment gateways" (also known as "virtual terminals") marketed by ECX under the names of "Quick Commerce" and "Quick Commerce Pro".

Prior to the November 12, 2003 scheduled Hearing Date for the Motions to Dismiss, Plaintiffs' (through new counsel) filed a First Amended Complaint (the "Amended Complaint").

The Amended Complaint alleges seven "Counts" regarding violations of various Massachusetts state statutes and common-law claims. In Counts 1-4 of the Amended Complaint, the Plaintiffs seek relief from Leasecomm. The relief sought is rescission of the Lease Agreements, restitution of amounts paid to Leasecomm, and an order that Leasecomm repair any negative credit reports. Counts 5-7 of the Amended Complaint are directed to ECX, but the Plaintiffs do not seek damages from ECX based on any independent act or omission of ECX. Rather, the Plaintiffs ask the Court to hold ECX jointly liable for the restitution they seek from Leasecomm. The Plaintiffs' joint liability theories against ECX are premised upon the notion that ECX assisted and aided Leasecomm with its leasing program and should therefore be jointly liable for the restitution sought from Leasecomm. ECX and Leasecomm have each filed a Motion to Dismiss the Amended Complaint. ECX claims that the factual allegations of the Amended Complaint fail to make out any claim against ECX, fail to state a claim upon which relief can be granted and if the claims survive then there is no jurisdiction in the subject Court. The Court has taken under submission Motions to Dismiss from a March 11, 2004 hearing. ECX will vigorously defend the Action in the event the Amended Complaint is not dismissed in its entirety, including "class action certification" of the Claims. Although we are vigorously defending ourselves in this case, there can be no assurance that we will be successful in our defense. However we believe the ultimate outcome will not have a material adverse effect on our business, financial condition or results of operations.

Michelle Martin v. Axin Financial Services, Inc., and E-Commerce Exchange, Inc.

This Action is brought by Michelle Martin f/k/a Michelle Swiger on behalf of herself and the general public as private attorney general pursuant to California Business and Professions Code Sections 17204 and 17535. The Complaint alleges claims for "unfair competition" and "unfair business practices" under the California Business and Professions Code, arising out of certain alleged lease transactions and lease agreements for licenses of "payment gateways" also known as "virtual terminals" marketed by ECX under the names of "Quick Commerce" and "Quick Commerce Pro", which were entered into between Axin Financial Services, Inc. ("Axin") as "lessor" and plaintiff as "lessee" (the "Axin Lease") and all similar leases entered into by Axin with "merchants nationwide" for "Quick Commerce" or "Quick Commerce Pro" payment gateways. The Complaint seeks: (i) a declaratory judgment as to the rights and liabilities of the parties; (ii) preliminary and permanent injunctive relief to enjoin defendants from further acts of unfair competition and deceptive practices; (iii) to cancel collection efforts and remove negative credit information; (iv) for an accounting of all monies received and profits made as a result of the alleged acts and practices; (v) restitution; (vi) attorneys fees and costs; and (vii) further relief as the Court may deem proper. ECX answered the Complaint, vigorously denies all allegations and asserted several affirmative defenses.

In January 2004, the parties conducted voluntary mediation which resulted in a negotiated "settlement understanding" the terms of which were set forth in an executed Memorandum of Understanding. The proposed settlement is subject to several conditions, including Court approval, "class certification" and execution of formal settlement documents. If the Action is settled under the terms of the proposed settlement, the settlement would not have a material adverse effect on our business, financial condition or results of operations.

We are subject to certain other legal proceedings that have arisen in the ordinary course of business and have not been fully adjudicated. In our opinion, the outcome of such legal proceedings is not expected to have a material adverse effect on our financial condition or results of operations. However, the results of legal proceedings cannot be predicted with certainty. Should we fail to prevail in any of these legal matters or should several of these legal matters be resolved against us in the same reporting period, the consolidated operating results of a particular reporting period could be materially adversely affected.

8. Long-Term Debt

In August 2003 we obtained a $30.0 million credit facility with Bank of America as the lead bank. The credit facility was subsequently expanded to $65.0 million in December 2003 and to $80.0 million during the first quarter 2004. The credit facility includes a $5.0 million letter of credit sublimit. Interest on outstanding borrowings is payable at a rate of LIBOR plus a margin of 2.25% to 2.75% (currently 3-month LIBOR plus 2.25%) depending on our ratio of consolidated debt to EBITDA, as defined in the agreement. We have the option to choose 1-month, 2-month, 3-month or 6-month LIBOR rates each time we make a draw on the credit facility. In addition, the credit facility requires us to pay unused commitment fees of up to 0.50% (currently 0.38%) on any undrawn amounts. The credit facility contains customary affirmative and negative covenants including financial covenants requiring the maintenance of specified limitations on debt-to-capitalization and debt-to-EBITDA (as defined therein) and restrictions on incurring liens and transactions with affiliates. We were in compliance with all debt covenants as of December 31, 2003. At December 31, 2003, $45.0 million was outstanding under the credit facility, at a weighted average interest rate of 3.42%.

The credit facility replaces the previous credit facility we had with Bank of America. All borrowings under the credit facility are due when the facility expires on December 31, 2006, however to the extent that we do not consummate a financing transaction (as defined) prior to June 30, 2004, all principal amounts outstanding under the credit facility in excess of $20 million on that date (up to a maximum of $35 million) will convert to a term loan. The amount available under the revolving credit would be reduced by the amount of the new term loan. Principal payments on the term loan would be due quarterly beginning on October 1, 2004, and continuing through the expiration date.

In May 2003, we completed an initial public offering (see Note 3) and used $55.7 million of the proceeds to repay outstanding debt with a carrying value of $52.1 million and a weighted average interest rate of 10.54%. Additionally, in conjunction with the offering we converted $9.0 million of debt with a carrying value of $8.2 million and an interest rate of 12.0% into 562,500 shares of common stock. These repayments and conversions resulted in a noncash pre-tax charge of approximately $4.4 million, which was recognized as interest expense in the second quarter of 2003.

Long-term debt consists of the following (in thousands):

	December 31,	
	2003	2002
Revolving credit facility	$ 45,000	$ 1,050
Notes payable to ECX preferred stockholders (including accrued interest)	15,599	15,000
Notes payable to other investors	4,500	40,845
Note payable to FNP	–	2,408
Note payable to Harbinger	–	4,000
Note payable to Thomas Black	–	1,100
Note payable to Charles D. Aalfs	–	827
Notes payable to Online Data	–	5,000
Note payable to Blueline	–	1,488
Note payable to Schneider and other	–	2,274
Note payable to Nova	–	4,000
Various equipment lease agreements	37	79
	65,136	78,071
Less: current portion of long-term debt	(4,537)	(7,383)
	$ 60,599	$ 70,688

Notes payable to other investors at December 31, 2003 consisted solely of a note payable to our chief executive officer. The note paid interest at 6% and was repaid in January 2004.

Notes payable to ECX preferred stockholders at December 31, 2003, include principal of $14,975,000 and accrued interest of $616,000. One-half of the interest is capitalized to the principal amount of the note, which through March 31, 2003 increased (on a pro rata basis) the number of shares of our common stock the notes are convertible into. At December 31, 2003, the notes and a portion of the accrued interest are convertible into 662,079 shares of common stock at a price of $23.16 per share. The notes accrue interest at an annual rate of 4.5%. One half of the interest is payable quarterly and the other half is due when the notes mature in March 2008. As of December 31, 2003, $25,000, plus accrued interest, of the original $15,000,000 note have been converted into shares of our common stock.

The maturities of long-term debt are as follows (in thousands):

	At December 31, 2003
2004	$ 4,537
2005	–
2006	45,000
2007	–
2008	15,599
Thereafter	–
	$ 65,136

Scheduled maturities as shown above could differ if a portion of the outstanding principal balance on our credit facility is converted to a term loan in accordance with the provisions previously discussed in Note 8.

9. Income Taxes

The provision (benefit) for income taxes for the years ended December 31, 2003, 2002 and 2001, was comprised of the following (in thousands):

	2003	2002	2001
Current:			
Federal	$ 692	$ –	$ (111)
State	711	10	4
Total current	1,403	10	(107)
Deferred	5,389	(609)	(2,062)
Change in valuation allowance	(5,389)	609	2,062
Total income tax provision (benefit)	$ 1,403	$ 10	$ (107)

The differences between the federal statutory tax rate of 35% and effective tax rates are primarily due to state income tax provisions, net operating loss ("NOL") carryforwards, deferred tax valuation allowance and permanent differences, as follows:

	2003	2002	2001
Statutory Rate	35%	35%	35%
Increase (decreases) in taxes resulting from the following:			
State income taxes net of federal tax benefit	6%	(3)%	–
Recognition of previously reserved deferred tax assets utilized in current year	(16)%	(26)%	(36)%
Use of previously unrecognized NOL carryforwards	(16)%	–	–
Permanent differences	(1)%	(4)%	(1)%
Total	8%	2%	(2)%

Deferred income tax assets in the accompanying consolidated balance sheets as of December 31, 2003 and 2002 were comprised of the following (in thousands):

	2003	2002
Deferred tax assets:		
Depreciation and amortization	$ 2,590	$ 3,260
Merchant loss reserve	482	240
Loss on investment	699	955
Net operating loss	4,652	6,224
Other	1,670	4,791
Total deferred tax assets	10,093	15,470
Deferred tax liabilities:		
Difference between book and tax basis for intangible assets	(5,197)	(5,185)
Net deferred tax assets	4,896	10,285
Valuation allowance on deferred tax assets	(4,896)	(10,285)
Net deferred taxes	$ –	$ –

At December 31, 2003, we had approximately $11.3 million of federal net operating loss carryforwards that will be available to offset regular taxable income through 2022, subject to annual limitations of up to $6.5 million per year due to certain ownership changes in previous years pursuant to section 382 of the Internal Revenue Code. We also have approximately $13.4 million of state net operating loss carryforwards, again subject to similar annual limitations, that will expire in various states between 2011 and 2022.

SFAS No. 109, *Accounting for Income Taxes*, requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. Sufficient uncertainty exists regarding the realizability of the deferred tax assets such that a full valuation allowance has been established.

10. Mandatorily Redeemable Convertible Preferred Stock

On April 12, 2001, we issued 2,577,200 shares of Series A Convertible Preferred Stock ("Preferred Stock", or "Preferred Shares") in exchange for cash of $2,750,000 and conversion of certain debt in the amount of $1,530,000. The Preferred Stock was redeemable at a price of $6.03 per share on the earlier of the fifth anniversary date of its original issuance or the occurrence of a Significant Event, as defined. Accretion on the Preferred Stock was being recorded over five years, and at December 31, 2002, the carrying value was $6,670,000. The Preferred Stock was converted into 1,192,470 shares of common stock in conjunction with our initial public offering in May 2003.

11. Stock Options and Warrants

During 2002 and 2001, we entered into employment agreements with various officers to secure employment. Under terms of the agreements, we provided the employees with salary, incentive compensation and stock grants and/or options in return for various periods of employment.

We sponsor a defined contribution plan (the "Plan") under Section 401(k) of the Internal Revenue Code, covering employees of iPayment, Inc. and certain of its subsidiaries. Under the Plan, we may match contributions of up to three percent of a participant's salary. Employer contributions for 2003, 2002 and 2001 were $111,000, $52,000 and $45,000, respectively.

A summary of our stock options outstanding at period ends and changes during the periods are presented below:

			Exercisable at Period End	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, December 31, 2000	14,364	$ 174.78	12,632	$ 78.54
Granted	1,715,368	0.28		
Cancelled	(78,289)	22.22		
Exercised	(1,364,965)	0.02		
Outstanding, December 31, 2001	286,478	$ 4.30	66,444	$ 7.67
Granted	822,806	6.83		
Cancelled	(97,959)	9.64		
Transferred to warrant	(54,506)	0.02		
Exercised	–	–		
Outstanding, December 31, 2002	956,819	$ 6.18	200,097	$ 3.67
Granted	891,063	18.82		
Cancelled	(38,327)	25.22		
Exercised	(197,901)	3.83		
Outstanding, December 31, 2003	1,611,654	$ 13.07	418,467	$ 5.09

Additional information regarding employee options outstanding as of December 31, 2003, is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares	Weighted-Average Remaining Life	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
$ 0.86	72,346	7.39 years	$ 0.86	72,346	$ 0.86
$ 4.32 - $5.40	311,871	4.76 years	$ 4.80	240,351	$ 4.95
$ 8.32	344,874	4.75 years	$ 8.32	105,770	$ 8.32
$ 16.00	560,621	9.36 years	$ 16.00	–	–
$ 22.69 - $23.85	321,942	9.84 years	$ 23.80	–	–

At December 31, 2002, we had 2,013,031 warrants outstanding to purchase shares of our common stock, which were exercisable at a price of $0.02 per share. The warrants were originally issued in 2001 and 2002 in conjunction with various debt agreements. As of December 31, 2003, there were no warrants outstanding.

12. Related Party Transactions

Preferred Stock

The managing partner of First Avenue Partners, L.P. ("First Avenue") is a member of our Board of Directors. In April 2001, First Avenue exchanged 558,958 shares of iPayment Technologies common stock for 1,208,035 shares of iPayment, Inc. Series A Preferred Stock. At that time, First Avenue also purchased 1,369,165 shares of iPayment, Inc. Series A Preferred Stock at a price of $4.34 per share for a total of $2,750,000. The Series A Preferred Stock was converted into common stock upon our initial public offering in May 2003 (Note 3).

Promissory Notes and Warrants

At December 31, 2003, we had notes payable to our CEO, Greg Daily, for $4.5 million. In January 2004, we repaid $4.5 million to Mr. Daily in full payment of the note.

The Director of Investments for Harbinger Mezzanine Partners, L.P. ("Harbinger"), serves on our Board of Directors. In April 2001, we executed a promissory note to Harbinger for $4.0 million. In connection with this loan, we issued warrants for 375,250 shares of our common stock at an exercise price of $0.02 per share. This note was repaid and all warrants were exercised in 2003.

At various times in 2001 and 2002, we executed subordinated promissory notes to certain of our directors and officers or to their related parties in the aggregate amount of $17.4 million. In connection with these notes, we issued warrants to purchase 563,569 shares of our common stock at an exercise price of $0.02 per share. These notes were repaid (with the exception of one note payable to our chief executive officer as discussed above and in Note 8) and all warrants were exercised in 2003.

At December 31, 2002, we had notes payable to other related parties, such as shareholders and non-immediate family members of officers and directors totaling $53.0 million (net of related discount), of which $3.2 million was classified as short-term. These notes were repaid in 2003.

Convertible Promissory Note

A general partner and member of various entities affiliated with Summit Partners, L.P. ("Summit") is a member of our Board of Directors. In March 2002, we executed convertible subordinated promissory notes to entities affiliated with Summit in an aggregate of $14.9 million (and together with unaffiliated parties an aggregate of $15.0 million) for the acquisition of ECX as further discussed in Note 4. These notes bear interest at 4.5% and mature on March 19, 2008. The notes and a portion of the accrued interest thereon are convertible, at the option of the holders, into shares of our common stock as further discussed in Note 8.

Other Transactions

Our CEO owns Hardsworth, LLC ("Hardsworth"), an investment company. We reimbursed Hardsworth approximately $201,000, $139,000 and $70,000 in 2003, 2002 and 2001, respectively for use of an executive jet for corporate purposes. Hardsworth owns a 50% interest in the jet. A member of our Board of Directors also owns a 25% interest in the jet.

Our CEO owns a 34% interest in Century II Staffing, Inc. ("Century II"), a professional employer organization. From January 2001 through June 2003, Century II provided human resources and benefits administration services to us. We paid approximately $88,000, $133,000 and $31,000 to Century II in 2003, 2002 and 2001, respectively, for these services. Effective July 1, 2003, we transferred our human resource and benefits administration services to a different provider.

13. Significant Concentration

Our customers consist of a diverse portfolio of small merchants whose businesses frequently are newly established. As of December 31, 2003, we provided services to small business merchants located across the United States in a variety of industries. A substantial portion of our merchants' transaction volume comes from card-not-present transactions, which subject us to a higher risk of merchant losses. No single customer accounted for more than 2% of aggregate processing volume during 2003. We believe that the loss of any single merchant would not have a material adverse effect on our financial condition or results of operations.

14. Segment Information and Geographical Information

We consider our business activities to be in a single reporting segment as we derive greater than 90% of our revenue and results of operations from processing revenues and other fees from card-based payments. During 2003, 2002 and 2001, we had no single customer that represented 2% or more of revenues. All revenues are generated in the United States.

15. Renegotiated Contract with First Data Merchant Services Corporation

On July 1, 2002 we entered into a Service Agreement that replaced various previously existing service agreements between us and certain of our subsidiaries and FDMS, thereby consolidating various separate contracts under one master agreement. Under the terms of the Service Agreement, FDMS provides on-line access to their card processing software and other services. In addition, FDMS provides the revised services beginning July 1, 2002 except for revised, reduced pricing, which was effective October 1, 2002. In August 2002, FDMS paid us a fee of $560,000 relating to the contract renegotiation. This fee has been recognized as a reduction of other cost of services in the accompanying statement of operations during 2002.

16. Summarized Quarterly Financial Data

The following unaudited schedule indicates our quarterly results of operations for 2003, 2002 and 2001 (in thousands, except per share data):

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2003				
Revenue	$ 46,675	$ 54,308	$ 59,847	$ 65,222
Interchange	24,010	28,336	30,302	31,607
Income from operations	4,559	5,534	6,709	10,413
Net income (loss)	888	(582)	5,086	10,226
Per share:				
Basic	$ 0.06	$ (0.06)	$ 0.31	$ 0.63
Diluted	$ 0.05	$ (0.06)	$ 0.29	$ 0.58
2002				
Revenue	$ 16,479	$ 21,540	$ 29,249	$ 48,545
Interchange	6,706	7,637	13,329	24,172
Income from operations	643	871	2,773	5,345
Net income (loss)	(718)	(589)	1,213	(399)
Per share:				
Basic	$ (0.24)	$ (0.21)	$ 0.15	$ (0.12)
Diluted	$ (0.24)	$ (0.21)	$ 0.12	$ (0.12)
2001				
Revenue	$ 4,594	$ 5,817	$ 13,223	$ 15,255
Interchange	1,531	2,195	5,599	6,480
Income from operations	(1,215)	312	968	(2,759)
Net income (loss)	(1,438)	374	192	(4,018)
Per share:				
Basic	$ (0.41)	$ 0.03	$ (0.03)	$ (0.97)
Diluted	$ (0.41)	$ 0.03	$ (0.03)	$ (0.97)

17. Termination of Asset Purchase Agreement

In July 2002, we entered into an Asset Purchase Agreement with Humboldt Bancorp Inc. ("Humboldt") to purchase certain assets of their merchant processing division for $33.8 million. In October 2002, the parties entered into an amendment, which extended the termination date of the purchase agreement and, among other terms, required us to make a deposit with Humboldt of $1,000,000, of which such deposit would be retained by Humboldt in the event the transaction was not consummated. The amendment included provisions for the mutual release of both parties in the event that the transaction did not close by October 4, 2002. Additionally the amendment modified terms of the existing processing agreements between the companies to extend the termination date and modify various other terms of the processing agreements. On October 4, 2002 we exercised our right to terminate the purchase agreement, and recorded a charge to other income and expense of approximately $1,200,000 ($200,000 relating to professional services-related costs) to reflect the termination and other fees associated with this transaction.

18. Subsequent Events (unaudited)

During the first quarter 2004, we amended our credit facility (Note 8) to increase the borrowing limit from $65.0 million to $80.0 million.

In March 2004 we finalized a Settlement Agreement and Mutual Release with FBBH relating to certain legal actions between the two parties (Note 7). FBBH made a settlement payment to us in the amount of $400,000 on March 3, 2004.

Stockholders and Board of Directors of iPayment, Inc.:

We have audited the accompanying consolidated balance sheets of iPayment, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in mandatorily redeemable convertible preferred stock and stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of iPayment, Inc. and subsidiaries, at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Los Angeles, California
February 17, 2004

Ernst + Young LLP

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements may use words such as "anticipate," "believe," "estimate," "expect," "intend," "predict," "project" and similar expressions as they relate to us or our management. When we make forward-looking statements, we are basing them on our management's beliefs and assumptions, using information currently available to us. Although we believe that the expectations reflected in the forward-looking statements are reasonable, these forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed in the "Risk Factors" section in Item 1 of our Annual Report on Form 10-K and the documents incorporated by reference in the Form 10-K, which we have filed with the Securities and Exchange Commission.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. Any forward-looking statements contained in this annual report or in the documents incorporated herein by reference reflect our current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. We have no intention, and disclaim any obligation, to update or revise any forward-looking statements, whether as a result of new information, future results or otherwise. Readers should not place undue reliance on forward-looking statements, which reflect our view only as of the date of this annual report. We undertake no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

EXECUTIVE OFFICERS AND BOARD OF DIRECTORS

Gregory S. Daily
Chairman and Chief Executive Officer

Carl A. Grimstad
President

Clay M. Whitson
Director, Chief Financial Officer and Treasurer

Afshin M. Yazdian
Executive Vice President, General Counsel and Secretary

Robert S. Torino
Executive Vice President, and Assistant Secretary

Peter Y. Chung
Director; General Partner, Summit Partners, L.P. (venture capital and private equity)

John C. Harrison
Director; Director of Investments, Harbinger Mezzanine Partners, L.P., (mezzanine investments)

J. Donald McLemore, Jr.
Director; Partner and Chief Financial Officer, Claritas Capital, LLC (venture capital)

Jennie Carter Thomas
Director; Associate Dean, Belmont University, College of Business (business education)

David T. Vandewater
Director; President and Chief Executive Officer, Ardent Health Services, LLC (healthcare services)

David M. Wilds
Director; Managing Partner, First Avenue Partners, L.P. (private equity)

CORPORATE DATA

Corporate Office
iPayment, Inc.
40 Burton Hills Boulevard, Suite 415
Nashville, Tennessee 37215
(615) 665-1858
www.ipaymentinc.com

Registrar and Transfer Agent
Wachovia Bank, N.A.
Equity Services Group
1525 West W.T. Harris Blvd., 3C3
Charlotte, NC 28288-1153
Tel: (800) 829-8432

Form 10-K/Investor Contact
A copy of the iPayment Inc. 10-K Report for fiscal 2003 (without exhibits) filed with the Securities and Exchange Commission is available on the Company's web site at www.ipaymentinc.com. Investor contacts should be directed to Clay Whitson, Chief Financial Officer, at the Company corporate office.

Annual Meeting
The annual meeting of stockholders will be held Thursday, June 10, 2004, at 9:00 a.m. at the Company corporate office.

Independent Auditors
Ernst & Young LLP
Los Angeles, California

Common Stock and Dividend Information
iPayment common stock is traded on the Nasdaq National Market under the symbol IPMT. The Company has never declared nor paid cash dividends on its common stock. iPayment currently intends to retain future earnings, if any, to finance the further development and expansion of its business and has no intention of paying cash dividends on the common stock. In addition, the terms of the Company's credit facility restrict it from paying cash dividends and making other distributions to its stockholders. Any future determination to pay dividends will be at the discretion of iPayment's board of directors and will depend on its financial condition, results of operations, capital requirements, restrictions contained in current or future financing instruments and other factors that the board of directors deems relevant.

On April 22, 2004, there were approximately 3,200 holders of the Company's common stock, including 141 holders of record. The following table lists the high and low daily closing sales prices for each period indicated:

	2003[1]	
	High	Low
First Quarter	$ –	$ –
Second Quarter	23.84	19.50
Third Quarter	26.98	22.50
Fourth Quarter	34.60	22.14

[1] iPayment's initial public offering was on May 12, 2003.

iPayment, Inc.
40 Burton Hills Boulevard, Suite 415
Nashville, Tennessee 37215
(615) 665-1858 / www.ipaymentinc.com